SILLS CUMMIS EPSTEIN & GROSS A PROFESSIONAL CORPORATION
The Legal Center One Riverfront Plaza Newark, New Jersey 07102-5400 Tel: 973-643-7000 Fax: 973-643-6500
Eliezer Helfgott, Esq. Of Counsel Direct Dial: (973) 643-5159 E-mail: ehelfgott@sillscummis.com	30 Rockefeller Plaza New York, NY 10112 Tel: 212-643-7000 Fax: 212-643-6550

June 5, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:      John Reynolds, Assistant Director
                         MAIL STOP 3561

RE:	Platinum Energy Resources, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 24, 2006
Form 10-K for the period ending December 31, 2005
File No. 0-51553

Dear Mr. Reynolds:

This letter sets forth the responses of Platinum Energy Resources, Inc., a Delaware corporation (the “Company” or “Platinum”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letters dated April 28, 2006, May 2, 2006 and May 9, 2006 concerning the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 0-51553) filed with the Commission on March 24, 2006 (the “Preliminary Proxy Statement”). We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The responses in this letter correspond to the Staff’s comments as set forth in each of its letters to the Company. Except as otherwise expressly indicated, references in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Preliminary Proxy Statement (“Amendment No. 1 to the Preliminary Proxy Statement”) that is being filed herewith. For your convenience, we set forth in this response letter each comment from the Staff’s comment letters in bold type-face followed by the Company’s response below it. Courtesy copies of the marked Amendment No.1 and materials described as being furnished supplementally are furnished in multiple copies under separate cover by overnight courier service.

Securities and Exchange Commission
June 5, 2006

The following responses are keyed to the Staff’s letter dated April 28, 2006:

General

1.     We note that the proposal to change the Company’s Certificate of Incorporation is not conditioned upon the consummation of the merger with Tandem. Please provide affirmative, clear, and concise disclosure with respect to all consequences of a failure to consummate the proposed merger with Tandem if all three proposals contained in your Preliminary Proxy are approved, specifically including, but not limited to, the following:

Would the Company be required to submit any other proposed business combinations for IPO shareholder approval?

•	Would conversion rights still be available to IPO shareholders?

•	Would the time limit within which the Company is required to consummate a business combination be increased?

•	Would the company have unfettered control of the IPO proceeds currently in the Trust Account?

Are such results consistent with the disclosure in the Company’s prospectus? If not, what are the consequences to the Company of such an inconsistency? Revise the proxy statement to disclose the extent to which the IPO prospectus disclosed that the business combination procedures set forth in the prospectus were subject to change. Also, disclose the extent to which the prospectus disclosed that the charter provision prohibiting changes in those procedures could be amended by the shareholders, despite the charter’s prohibition on such changes. If the prospectus did not discuss these matters, please revise the proxy statement to describe the potential consequences to Platinum and its shareholders, including purchasers of the IPO shares, resulting from the absence of disclosure in the prospectus on those matters.

Response: We note the Staff’s comment and advise the Staff that both the proposal to amend the Company’s charter as well as the proposal regarding the incentive compensation plan are not conditions to the merger proposal but, if the merger proposal is not approved, neither of these other proposals will be presented at the special meeting for consideration. This is disclosed in the letter to stockholders, the “Question and Answer” section regarding each of the amendment proposal and incentive compensation plan proposal on page 3, the “Relation of the Proposals” section on page 10 and the “Vote of Our Stockholders Required” on page 29 of the Preliminary Proxy Statement. We have added similar disclosure in the Summary of the Material Terms of the Merger on page 1, the Summary section on page 9, the Special Meeting section on page 30, the Amendment Proposal section on page 67 and the Incentive Compensation Plan Proposal section on page 68 of Amendment No. 1 to the Preliminary Proxy Statement in order to give this disclosure more prominence throughout the document.

Securities and Exchange Commission
June 5, 2006

The Company’s charter (Article Sixth) sets forth that certain provisions of the charter, specifically those relating to the Company’s operation as a blank check company, prior to the consummation of a business combination, shall apply during the period from the filing of the charter through the consummation of any business combination and that the charter shall not be subject to amendment prior to the consummation of such business combination. After the consummation of a business combination, the charter may be amended and, as it was not intended that the provisions which are the subject of the proposed amendment be operative once a business combination was consummated, these are sought to be deleted in the proposed amendment.

The Company believes that the proposal to amend its charter upon the consummation of the merger is consistent with the substance of its charter and the spirit of its prior public disclosures. We have added disclosure in the Amendment Proposal section on page 67 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that this amendment will only be effective if the merger proposal is approved.

2.     We note the Order of Permanent Injunction entered in the action SECURITIES AND EXCHANGE COMMISSION v. HARSHEL REX CHAMBERS AND JACKIE ALAN CHAMBERS. Please provide an analysis of the applicability of each component of the Permanent Injunction to the transactions discussed in the preliminary proxy.

 Response: We note the Staff’s comment and advise the Staff supplementally that we are aware of the Order of Permanent Injunction against Messrs. Chambers and do not believe it to be applicable to the transactions contemplated in the Company’s Preliminary Proxy Statement. In broad terms, the Order enjoins Messrs. Chambers from engaging in activities relating to the sale or the offer for sale of securities (including fractional undivided interests in oil and gas leases of Chambers Oil and Gas) without a registration statement being in effect or an exemption from registration otherwise being available. While unspecified, the implications of the Order appear to be restraint from selling securities of an enterprise engaged in capital raising rather than the sale of one’s personal holdings. In light of the type of transaction contemplated which is in the nature of a sale of an entire business and the liquidation of the ownership interests by its stockholders (including those of Messrs. Chambers) rather than the sale of securities in a capital raising transaction, we do not believe that such activities are tantamount to the “purchase or sale of securities” sought to be enjoined by the Order. Furthermore, we advise the Staff the we believe that the transaction is exempt from registration under Section 4(1) of the Securities Act of 1933, as amended, for the reasons described above and that, as such, Mr. Chambers’ participation does not violate the Order.

Securities and Exchange Commission
June 5, 2006

We have added disclosure on page 77 of Amendment No.1 to the Preliminary Proxy Statement to disclose the existence of the Order.

3.        We note that you have structured the merger transaction without providing for sufficient funds to pay for conversion of 19.99% of the IPO shareholders to cash. How does such a structure comport with Platinum’s current Certificate of Incorporation? Is such a structure consistent with the disclosure in the company’s prospectus? If not, what are the consequences to the Company of such an inconsistency? Provide a legal analysis with respect to the extent to which the IPO prospectus disclosed that Platinum’s management would propose a business combination that provides for less than 19.99% conversion despite the requirement of providing for 19.99% conversion, especially in light of the $500,000 deposit already paid to Tandem.

    Response: In response to this comment, the management of Platinum has informed us and we advise the Staff supplementally that it is the Company’s intention to fully comport with the provisions of its charter. As previously disclosed on pages 11, 23 and 30 of the Preliminary Proxy Statement, the Company has entered into discussions with several banks concerning a line of credit facility which would be used, in part, to fund the conversion of shares of Platinum common stock of stockholders voting to convert their shares. The Company’s preliminary disclosure indicates discussions with banks regarding a line of credit which discussions have not yet resulted in an acceptable commitment. However, it is management’s intention to have a final commitment for an adequate line of credit facility prior to mailing of the final proxy statement to stockholders the material terms of which will be disclosed therein. It is management’s expectation that such final commitment will be in place and the terms thereof available for disclosure in the next amendment to the Preliminary Proxy Statement.

4.            We note that, in connection with the merger agreement, Platinum entered into a letter agreement with Lance Duncan pursuant to which Platinum agreed to pay Mr. Duncan a broker’s fee of $3.0 million for services rendered in connection with the merger, including introduction of the parties, facilitation of the negotiations among the parties and rescission and cancellation of all of Mr. Duncan’s and his affiliate’s common stock holdings in Tandem. We also note that, pursuant to the letter agreement, Platinum has also agreed to issue to Mr. Duncan over an 18-month period following the consummation of the merger restricted shares of Platinum common stock valued at $5.0 million in consideration of continued consulting services. Please advise the Staff whether Mr. Duncan is registered as a Broker-Dealer and, if not, why it was not necessary for him to do so. Additionally, in light of Mr. Duncan’s pre-existing relationship and affiliation with Tandem, discuss what impact, if any, such relationship had on whether the compensation paid to Mr. Duncan is more favorable than that available from an unrelated party and include a discussion of such pre-existing relationship in the discussion of certain relationships and conflicts of interest in the proxy statement.

Securities and Exchange Commission
June 5, 2006

    Response: We note the Staff’s comment and advise the Staff supplementally that we have been informed that Mr. Duncan is not registered as a broker-dealer. The Company is of the view that it is not necessary for Mr. Duncan to be registered as a broker-dealer inasmuch as his role in the proposed merger was as a finder and not as a broker. We note that Mr. Duncan’s explicit responsibilities, as delineated in his letter agreement with the Company (filed as an exhibit to the Company’s Current Report on Form 8-K dated January 31, 2006; the “Duncan Letter Agreement”), were comprised of “introduction of the parties [and] the facilitation of negotiations between the parties.” We further note that the proposed merger is a sale of an entire business to a single entity and not a transfer of blocks of securities; Mr. Duncan’s agreed upon fee is a flat finder’s fee that is not tied to the consideration payable in the transaction; Mr. Duncan served merely as a conduit for supplying to management of Platinum information about Tandem; once the basic parameters of the transaction were set, Mr. Duncan’s role in the negotiations ceased; Mr. Duncan provided no financing; Mr. Duncan’s past endeavors involved the founding and managing various businesses in the real estate and oil and gas industries and he has not been in the business of selling securities or brokering transaction. Based on these facts, the Company does not believe that Mr. Duncan needs to be registered as a broker-dealer in connection with his role in the proposed merger.

We also note that the agreed upon issuance of Platinum common stock valued at $5 million over an 18 month period following consummation of the merger is not part of the finder’s fee relating to the proposed merger but will be paid in consideration for continuing consulting services as more fully detailed in our response to Comment 67 and as disclosed on page 37 of Amendment No. 1 to the Preliminary Proxy Statement.

In connection with the prior relationship of Mr. Duncan with Tandem, we advise the Staff supplementally that we have been informed by management of Tandem that, while previously mistakenly characterized as a founder of Tandem Energy Holdings, Inc., Mr. Duncan does not actually have any ownership interest in Tandem and that, therefore, such characterization is not accurate.

We have further been informed by management of Tandem that, in August, 2004, Mr. Duncan approached Mr. Jack Chambers, a principal of Shamrock Energy Corporation, a privately held Texas corporation engaged in the oil and gas E&P industry (“Shamrock”), regarding the possible acquisition of certain of the assets of Shamrock (the “Shamrock Assets”) by Mr. Duncan. Discussions ensued and, as a consequence of these discussions, Mr. Duncan met Mr. Tim Culp, one of the other principals of Shamrock (together with Mr. Chambers and Mr. Tim Culp’s brother, Mr. P. Dyke Culp). Mr. Duncan became aware of the fact that, in addition to being a principal in Shamrock, Mr. Tim Culp was also one of two stockholders in Tandem Energy Corporation, a privately held Colorado corporation engaged in the oil and gas E&P business (“TEC”) and that TEC was for sale. Discussions among Messrs. Lance Duncan, Tim Culp and Jack Chambers resulted in an oral understanding on the principal terms pursuant to which Mr. Duncan would purchase the Shamrock Assets and the stock of TEC subject to Mr. Duncan obtaining the necessary financing for the acquisitions.

Securities and Exchange Commission
June 5, 2006

Mr. Duncan was introduced to Messrs. Ronald G. Williams and Lyle J, Mortensen (the “Promoters”) who committed to help structure the transaction and arrange for the necessary financing. Under the plan proposed by the Promoters to Mr. Duncan, the stock of TEC and the Shamrock Assets would be rolled up into a newly-incorporated, non-public entity which it was contemplated would then be acquired by Tandem. In February, 2005, one of the Promoters incorporated a new Texas corporation (also named Tandem Energy Holdings, Inc., as evident in some of the agreements provided in response to Comment 5 below) to be used for the roll up.

Ultimately, all of the required financing was not obtained and the acquisitions were not effectuated. Messrs. Tim Culp, Dyke Culp and Jack Chambers agreed to restructure the transactions and, when consummated on June 8, 2005, TEC held substantially all of the Shamrock Assets and TEC was a wholly-owned subsidiary of Tandem and Messrs. Tim Culp, Dyke Culp and Jack Chambers, collectively, held a substantial ownership interest in Tandem.

In light of Mr. Duncan’s efforts, according to management of Tandem, Mr. Duncan had the tacit understanding that, he would receive shares of the non-public entity, which would then be exchanged for shares of Tandem. As the financing was not obtained through the efforts of Mr. Duncan and his business acquaintances, Mr. Duncan never received shares of common stock of Tandem though he may have characterized himself informally as a founder based upon his involvement in the contemplated roll up of the stock of TEC and the Shamrock Assets into the non-public entity and his short tenure as a director and officer of Tandem from mid-March, 2005 through June 1, 2005. The $3.0 million payable to Mr. Duncan, in part, reflects consideration for rescission of any shares as to which Mr. Duncan (and his affiliate, L&H Family Limited Partnership) may have a claim (as indicated in the Duncan Letter Agreement). As such, the consideration to be paid to Mr. Duncan may be higher than that which would otherwise be paid to an unrelated party due to the fact that it constitutes not only consideration for services to be rendered but also for rescission of ownership interests (or, perhaps, more accurately, release of any claims of ownership) in Tandem.

We have added disclosure on page 105 of Amendment No. 1 to the Preliminary Proxy Statement to include related party information and we have provided additional disclosure on page 76 in the section entitled “Business of Tandem” to more thoroughly describe the events and relationships resulting in the current Tandem.

Securities and Exchange Commission
June 5, 2006

5.     Please provide the Staff with copies of all agreements relating to the share exchange transaction between Tim Culp and Pacific Medical Group, Inc. referenced on page 7, the Tandem Acquisitions referenced on page 76, and any other related transaction, including all schedules, annexes, and exhibits.

Response: We advise the Staff that copies of the requested agreements, which include two sets of acquisition agreements (original agreements, dated as of March 1, 2005, and amended and restated agreements, dated as of June 1, 2005) relating to the acquisition of Shamrock by TEC and the acquisition of TEC by Tandem, are furnished to the Staff on a supplemental basis for the Staff’s information. We note for the Staff's information, that the first set of agreements contemplated a proposed acquisition by a Texas entity which was the non-public entity referred to in response to Comment 4 above, initially formed to effectuate the roll up transaction. The Texas entity was later determined to be unnecessary and, as such, the second set of agreements were entered into by Tandem directly.

6.     Please provide the Staff with copies of all agreements relating to any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc. after 1996, including all schedules, annexes, and exhibits.

Response: We advise the Staff that we have been informed by management of Tandem that it is not in possession of any agreements relating to any change in control of Las Vegas Major League Sports, Inc. or Pacific Medical Group, Inc. except for those agreements involving TEC and Shamrock described elsewhere in this response letter and furnished to the Staff supplementally in response to Comment 5 above.

7.     We note that the merger between Platinum and Tandem will be “accomplished through an exchange of all of the issued and outstanding shares of capital stock of Tandem for cash.” Please note that this Division issued an interpretative letter to the NASD-Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. See letter to Ken Worm dated January 21, 2000. Revise your Preliminary Proxy in order to provide adequate disclosure setting forth this position and how it applies to the shares of Tandem Energy Holdings, Inc.

Response: We note the Staff’s comment and are aware of the SEC’s position set forth in its letter to Ken Worm, dated January 21, 2000, that promoters or affiliates of a blank check company and their transferees act as “underwriters” under the Securities Act of 1933 when reselling the securities of the blank check company and that such securities may be resold only through a registered offering. The proposed transaction will be accomplished through a merger rather than an exchange or sale of shares for cash. Accordingly, all of the issued and outstanding shares of Tandem common stock, by operation of corporate law, will be converted into the right to receive cash and no individual resales of Tandem shares that would require registration will be made. Accordingly, the Company is of the view that the SEC position that resales of shares by promoters or affiliates of blank check companies must be registered is not applicable to this transaction.

Securities and Exchange Commission
June 5, 2006

We have revised the disclosure on pages 9 and 50 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that the transaction will be accomplished through a merger rather than a share exchange. As we believe that the SEC’s position is not applicable to the merger, we have not inserted separate disclosure reciting the SEC’s position taken in its letter to Ken Worm.

8.     We note your use of the terms “estimated” and “proved” in conjunction with one another throughout your proxy statement (e.g., “estimated net proved reserves” “estimated proved reserves”).

We also note your definition of “Proved reserves” as being “The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. For a complete definition of ‘proved reserves,’ please refer to Rule 4-10(a)(2) of Regulation S-X, as promulgated under the Securities Act of 1933, as amended.”

Please provide a definition for “Proved Reserves” without incorporation by reference.

Additionally, at every instance of such conjunctive use of both “proved” and “estimated” throughout your document, clarify specifically how one may have both “proved” and yet “estimated” reserves in the context of such use.

We may have further comment.

Response: We note the Staff’s comment and have provided a definition of “Proved Reserves” on pages 41, 94 and F1-22 of Amendment No. 1 to the Preliminary Proxy Statement. Additionally, we advise the Staff supplementally that management of Tandem has informed us (and the reserve reports prepared by Williamson Petroleum Consultants indicate) that Williamson Petroleum Consultants were engaged to “perform engineering evaluations to estimate proved reserves and future net revenue from oil and gas properties to the interests of Tandem.” Reports of proved reserves, while providing material data relating to value, nevertheless, include estimations due to the various factors relating to the extraction process. The reserve reports utilize the same definition of “proved reserves” as that set forth in Rule 4-10(a)(2) of Regulation S-X which, in pertinent part, provides that “proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions” and, hence, our use of the terms “estimate” and “estimated.” We have, nevertheless, revised disclosure throughout Amendment No. 1 to the Preliminary Proxy Statement to address any lack of clarity resulting from use of the terms “estimate” and “estimated” in connection with discussions of proved reserves.

Securities and Exchange Commission
June 5, 2006

9.     Provide the Staff with copies of all schedules, exhibits, and annexes to the Agreement and Plan of Merger. Provide an analysis under the Securities laws as to why they were not filed with the rest of the document when attached to your January 31, 2006 Form 8-K.

Response: A copy of the schedules and exhibits to the merger agreement between the Company and Tandem are furnished to the Staff herewith on a supplemental basis. We advise the Staff that, based upon paragraph (2) of Item 601 of Regulation S-K regarding “Plans of Acquisition, Reorganization, Arrangement, Liquidation or Succession,” which states, in pertinent part, that “schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document,” the Company does not believe that it is necessary to file the schedules and exhibits to the merger agreement as management of Platinum does not believe that the contents thereof contains information material to an investment decision.

Notice of Special Meeting

10.   We note your statement that, “If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the amendment proposal but will have no effect on the merger proposal or the incentive compensation plan proposal.” Please reconcile with your statement on page 10 that “Broker non-votes, while considered present for the purposes of establishing a quorum, will have the effect of votes ‘AGAINST’ the merger proposal, the amendment proposal and the incentive compensation plan proposal.”

Response: We note the Staff’s comment and have revised the disclosure on page 11 of Amendment No. 1 to the Preliminary Proxy Statement to address the inconsistency between the two statements.

Summary of the Proxy Statement
The Parties to the Merger
Platinum, page 7

11.   C1arify whether part of the $105,408,000 you disclose on page 7 will be used to pay $3.0 million to Lance Duncan pursuant to the letter agreement of January 25, 2006. Specify the amount that will remain for “working capital” if full consideration is paid for the Tandem shares and $3.0 million is paid to Mr. Duncan.

Securities and Exchange Commission
June 5, 2006

Response: We have been informed by the management of Platinum that the $3.0 million which will be payable to Mr. Duncan upon consummation of the merger is included in the $105,408,000 disclosed on page 7 of the Preliminary Proxy Statement. The amount that will remain for “working capital” if full consideration is paid for the Tandem shares and this amount is paid to Mr. Duncan is $102,408,000. We refer the Staff to the Company’s response to Comment 3 above and of management’s intentions regarding a line of credit facility which would be used, in part, for working capital purposes. We have added disclosure on page 7 of Amendment No. 1 to the Preliminary Proxy Statement to clarify that the $3.0 million payable to Mr. Duncan is included in the $105,408,000.

Tandem, page 7

12.          Affirmatively disclose whether Harshel Rex Chambers or Jackie Alan Chambers have sold any shares of Pacific Medical Group, Inc. or Tandem Energy Holdings, Inc. and, if so, provide the Staff with the dates of such sales, the parties to whom sold, and an analysis as to the basis for exemption from Section 5 of the Securities Act of 1933.

Response: We have been informed by management of Tandem and advise the Staff supplementally that neither of Messrs. Chambers owned any shares of Pacific Medical (i.e. Tandem prior to its name change in February 2005) and that neither has sold any of their respective holdings in Tandem since obtaining them.

We have added disclosure on page 77 of Amendment No. 1 to the Preliminary Proxy Statement of affirmatively disclosure that neither Messrs. Chambers nor any of the other Major Stockholders have sold any of their ownership interests in Tandem.

13.          Disclose the month in which Tim Culp became a significant shareholder of Pacific Medical Group.

Response: We have been advised by management of Tandem that on or about June 1, 2005, Pacific Medical Group (which had changed its name to Tandem Energy Holdings, Inc. on February 24, 2005), issued shares of its common stock to each of the following individuals in consideration for services to be provided by them:

Tim Culp	1,786,983 shares
Jack Chambers	1,191,322 shares
Todd Yocham	2,595,661 shares
Michael Cunningham	2,595,661 shares

As noted in our response to Comment 17 below, we have further been advised by management of Tandem that the acquisition by Tandem of all of the issued and outstanding shares of TEC and certain of the assets of Shamrock was consummated on June 8, 2005. For the equity portion of the consideration for those acquisitions, Mr. Culp, the sole stockholder of TEC and owner of a one third interest in the Shamrock Assets received an aggregate of 6,000,000 shares of Tandem common stock, Mr. Culp’s brother, Dyke Culp, also a one-third interest holder in the Shamrock Assets received 500,000 shares of Tandem common stock, and Mr. Chambers, the remaining one-third interest owner of the Shamrock Assets received 4,000,000 shares of Tandem common stock. Mr. Culp was deemed to have control over the shares owned by his brother, Dyke Culp.

Securities and Exchange Commission
June 5, 2006

We have revised the disclosure on page 77 of Amendment No. 1 to the Preliminary Proxy Statement to clarify the timing of the share issuances to the Major Shareholders. We further advise the Staff that copies of all agreements, including all schedules, exhibits and annexes representing such acquisitions, have been supplementally provided to the Staff in connection with our response to Comment 5 above.

14.      Disclose the dates on which each of the other “Major Shareholders” (as defined in the Merger Agreement) became shareholders of Pacific Medical Group, Inc. or its successor.

Response: We note the Staff’s Comment and refer the Staff to our response to Comment 13 above.

15.      With respect to each of the Major Shareholders, please advise the Staff of the amounts and dates of each acquisition of their shares in Pacific Medical Group, Inc. or its successor, along with copies of all agreements, including all schedules, exhibits, and annexes, representing such acquisitions.

Response: We note the Staff’s Comment and refer the Staff to our response to Comment 13 above.

16.      Disclose the date Pacific Medical Group, Inc. entered into agreements to purchase both Tandem Energy Corporation and the “substantial” portion of the oil and gas interests owned by Shamrock Energy Corporation.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been informed by management of Tandem that Pacific Medical Group, Inc. (which had changed its name to Tandem Energy Holdings, Inc. on February 24, 2005) entered into an agreement with Mr. Tim Culp, dated June 1, 2005, to acquire all of the capital stock of TEC, which was simultaneously acquiring the Shamrock Assets pursuant to an agreement entered into on the same date. In further response to this comment, we also direct your attention to our response to Comment 5 and the revised disclosure on pages 76 and 77 of Amendment No. 1 to the Preliminary Proxy Statement.

Securities and Exchange Commission
June 5, 2006

17.      Disclose the percentage of Pacific Medical Group assets represented by each of the Tandem Energy Corporation and Shamrock acquisitions as of March 1, 2005.

Response: We have been advised by management of Tandem that, as of March 1, 2005, there were no assets in Tandem (which had changed its name from Pacific Medical Group to Tandem Energy Holdings, Inc. on February 24, 2005). Upon the consummation of the acquisition by Tandem of TEC and the simultaneous acquisition by TEC of certain of the assets of Shamrock, the percentage of Tandem’s assets represented by the Shamrock acquisition was approximately 49% and the percentage of Tandem’s assets represented by the TEC acquisition was approximately 51%. We have provided disclosure on page 77 of Amendment No. 1 to the Preliminary Proxy Statement to reflect these percentages.

18.      Disclose that the sole shareholder of Tandem Energy Corporation also owned two-thirds of Shamrock.

Response: We have provided disclosure on page 76 and 77 of Amendment No.1 to the Preliminary Proxy Statement to indicate that Tim Culp, the sole stockholder of TEC, also beneficially owned or controlled two-thirds of Shamrock, owning one-third directly and controlling one-third owned by his brother, P. Dyke Culp.

19.	Disclose all of the owner(s) of Shamrock.

Response: We have provided disclosure on pages 34 and 76 of Amendment No. 1 to the Preliminary Proxy Statement to indicate that Shamrock was owned by Tim Culp, his brother, P. Dyke Culp, and Jack Chambers in equal proportions.

Introduction of Tandem to Platinum

20.      Include a section in your summary relating to the circumstances surrounding the introduction of Tandem to Platinum, clarified with dates.

Response: We note the Staff’s comment and have provided new disclosure on page 8 of the Summary section which describes the circumstances surrounding the introduction of Tandem to Platinum.

21.      Disclose all connections, associations, and affiliations between Mark Nordlicht and William J. Ritger.

Response: We have been informed by Mr. Nordlicht that he and Mr. Ritger are business acquaintances having first met a few years ago. Mr. Nordlicht is manager of a hedge fund, Platinum Partners Value Arbitrage Fund, which occasionally invests in small cap companies and Mr. Ritger prepares research reports for several small cap companies. As a consequence, the two gentlemen met and their paths have since crossed a number of times. We have added disclosure on page 8 of Amendment No. 1 to the Preliminary Proxy Statement to indicate the connections between Messrs. Nordlicht and Ritger.

Securities and Exchange Commission
June 5, 2006

22.          Disclose all connections, associations, and affiliations, past and present, between William J. Ritger and Tandem, including its predecessors and affiliates.

Response: We have been informed by management of Tandem that Tandem and Mr. Ritger entered into an agreement pursuant to which Mr. Ritger’s company, The Research Works, Inc., prepared and provided guidance to stockholders of Tandem in the form of research materials. The consideration for such services was 65,000 restricted shares of common stock of Tandem issued to The Research Works, Inc.

A copy of the agreement is furnished to the Staff herewith on a supplemental basis for the Staff’s information. Additionally, we have been further informed by Tandem that Mr. Ritger, through his company, Seaside Partners, LLC, participated in Tandem’s private placement in March 2005 wherein that entity purchased 360,000 shares of common stock of Tandem at a price of $1.00 per share. We have provided additional disclosure on page 8 of Amendment No. 1 to the Preliminary Proxy Statement to disclose the connections between Tandem and Mr. Ritger.

23.          If true, disclose that Mr. Ritger is an owner of Tandem. Provide the Staff with copies of all agreements between Mr. Ritger and Tandem, its predecessors, and affiliates.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 22 above.

24.          Disclose whether, as an “equity analyst”, Mr. Ritger issues “Research Report” on Tandem Energy Holdings, Inc.

Response: We have been informed by management of Tandem that Mr. Ritger prepared research materials relating to Tandem Energy Holdings, Inc. and we refer the Staff to our response to Comment 22 above. A copy of the materials prepared by Mr. Ritger is furnished to the Staff herewith on a supplemental basis for the Staff’s information.

25.          Disclose all connections, associations, and affiliations, past and present, between Howard Crosby and Tandem, including its predecessors and affiliates.

Response: We have been informed by management of Tandem that two companies owned or controlled by or otherwise affiliated with Mr. Crosby, HHBC Corporation and Cork Investments, Inc., are stockholders of Tandem having purchased 10,000 shares and 15,000 shares, respectively, of the common stock of Tandem in Tandem’s private placement in March, 2005 at a purchase price of $1.00 per share. We have provided additional disclosure language on page 8 of Amendment No. 1 to the Preliminary Proxy Statement to disclose the connections between Tandem and Mr. Crosby.

Securities and Exchange Commission
June 5, 2006

26.          Disclose all connections, associations, and affiliations between Mark Nordlicht and Howard Crosby.

Response: We have been informed by Mr. Nordlicht that he and Mr. Crosby have been personal friends for many years and both serve on the board of directors of Platinum Diversified Mining, Inc. of which Mr. Nordlicht is also a stockholder and holds the position of Executive Chairman and Mr. Crosby is a stockholder and holds the position of Vice President. We have provided additional disclosure on page 8 of Amendment No. 1 to the Preliminary Proxy Statement to disclose the connections between Messrs. Nordlicht and Crosby.

27.          Disclose all connections, associations, and affiliations between William J. Ritger and Howard Crosby.

Response: We have been informed by Mr. Crosby that Messrs. Ritger and Crosby are personal friends but that, other than both being stockholders of Tandem; they have no other connections, associations or affiliations. We have provided additional language on page 8 of Amendment No.1 to the Preliminary Proxy Statement to disclose the connections between Messrs. Ritger and Crosby.

The Merger, page 8

28.          Disclose how the merger may be effected so that Tandem will become a wholly-owned subsidiary of Platinum, especially in light of the several prior shareholder bases of Tandem.

Response: We note the Staff’s comment and advise the Staff supplementally that the merger agreement contemplates that, at the effective time of the merger, all issued and outstanding shares of Tandem will be converted into the right to receive cash. In light of the various prior stockholder bases of Tandem, there may be stockholders of Tandem of whom management of Tandem is not currently aware; this has been disclosed in a risk factor contained on page 29 of the Preliminary Proxy Statement. The indemnification provisions contained in the merger agreement contemplate the possibility of additional stockholders of Tandem in addition to those identified in the Tandem records and include obligations on the part of the Major Stockholders of Tandem named in the merger agreement to indemnify Platinum against any losses incurred as a consequence of the existence and supportable claims of any such stockholders without any limitations as to when the losses are incurred or their amount.

Securities and Exchange Commission
June 5, 2006

The Platinum Energy Resources, Inc. 2006 Long-Term Incentive Plan, page 8

29.     We note that the letter agreement with Lance Duncan provides for issuance of $5 million worth of Platinum stock. Disclose whether any of such shares will be issued pursuant to the 2006 Plan.

Response: Management of Platinum has informed us that the shares to be issued to Mr. Duncan are expected to be issued under the Company’s incentive compensation plan if approved by the stockholders. We have provided new disclosure on page 9 of Amendment No.1 to the Preliminary Proxy Statement to indicate the Company’s intention in this regard.

Platinum’s Recommendations to Stockholders; Reasons for the Merger, page 8

30.      We note your disclosure that “The board of directors of Platinum has determined that the merger and the transactions contemplated thereby are fair to and in the best interests of Platinum and its stockholders. In reaching its decision with respect to the merger and the transactions contemplated thereby, the board of directors of Platinum reviewed various industry and financial data and the due diligence and evaluation materials provided by Tandem in order to determine that the consideration to be paid to the Tandem stockholders was reasonable.”

We note that you disclose on page 33 that:

•
“Mr. Duncan also provided to us detailed information concerning the oil and gas reserves located in Tandem’s properties, including Tandem’s belief that there were substantial reserves expected beyond the proved reserves in the Williamson report;” and

•	“The amount of merger consideration was determined based, among other things, on Mr. Duncan’s representations regarding Tandem’s potential for significant additional reserves.”

Please disclose the representations provided by Mr. Duncan regarding Tandem’s potential for significant additional reserves. Also, please discuss how the board determined that the amount of merger consideration should be based on oral representations instead of engineering reports.

Response: We note the Staff’s comment and advise the Staff supplementally that management of the Company has informed us that Mr. Duncan made verbal representations that there were additional reserves on Tandem properties and interests exceeding those reserves reflected in the proved reserve reports prepared by Williamson Petroleum Consultants. These representations related to probable reserves which, pursuant to SEC regulations, may not be contained in SEC reports or public filings and, as such, have not been disclosed publicly. We note that nowhere in the disclosure is there any statement that the merger consideration was “based [solely] on oral representations.” Management of Platinum has further informed us that, while they believe that the reports of proved reserves prepared by Williamson Petroleum Consultants are sufficient to support the merger consideration, the statements of Mr. Duncan, together with the analysis of the Company’s Executive Vice President, James Dorman (a geologist with over fifty years of experience), who reviewed the reports, had discussions with management of Tandem and conducted site visits through which he believes there is significant upside in probable reserves that has not been quantified, were also factors in support of the merger consideration. We have provided revised disclosure on page 9 of Amendment No. 1 to the Preliminary Proxy Statement to better describe the various factors relevant to the determination of merger consideration.

Securities and Exchange Commission
June 5, 2006

31.      Advise the Staff of the total number of reports prepared by Williamson Petroleum Consultants with respect to the assets currently owned by Tandem. Provide copies of such reports to the Staff.

Response: We advise the Staff supplementally that there are three reports concerning the proved oil and gas reserves relating to the interests of TEC prepared by Williamson Petroleum Consultants. Two of such reports are evaluations: one effective March 31, 2005 (dated September 29, 2005) and one effective December 31, 2005 (dated February 20, 2006). The third report is a roll-back report, dated October 31, 2005, of oil and gas reserves of TEC effective December 31, 2004. All of such reports were furnished supplementally to James Murphy of the Staff via email on May 2, 2006.

32.      Disclose the date on which the Platinum board approved the amount of consideration to be paid for the Tandem shares.

Response: We have provided additional disclosure on page 9 of Amendment No. 1 to the Preliminary Proxy Statement to indicate that the Platinum board of directors approved the amount of consideration to be paid for the Tandem shares at a board meeting held on January 24, 2006.

33.      We note your disclosure that “Tandem stockholders who purchased their shares directly from Tandem or through brokers or dealers in open market transactions, thus giving those stockholders $4.50 per share.” Please discuss how the board determined that $4.50 was a reasonable amount to pay for shares that were trading at approximately $2.00 per share at the time the merger was announced.

Response: We note the Staff’s comment and advise the Staff supplementally that the Platinum board did not make a determination regarding the per share price to be paid to various Tandem stockholders but, instead, evaluated the company and determined an overall consideration to be paid for Tandem as an enterprise. The Platinum board views the merger consideration to be $102 million which equals a per share amount of $2.53 and the decision of certain Tandem stockholders to forego a portion of that per share amount in order to provide greater consideration to non-insiders is a matter not relevant to their valuation of the enterprise. We also advise the Staff that, on January 13, 2006, prior to the announcement by Tandem that it was engaging in merger discussions with an unnamed third party (Platinum), the Tandem common stock was trading at $3.50 per share not $2.00 per share.

Securities and Exchange Commission
June 5, 2006

34.      We note your disclosure that “Platinum has received an opinion from C.K. Cooper & Company, Inc. that, in its opinion, the merger consideration to be paid by Platinum is fair to Platinum’s stockholders from a financial point of view.”

We also note that the opinion from C.K. Cooper was based on an independent engineering report commissioned by the target after the merger and amount of consideration was announced. Please disclose the differences between the February 17, 2006 report prepared by Williamson Petroleum Consultants and the reserve report prepared by Williamson Petroleum Consultants referenced on page 33. Please provide the Staff with copies of both reports.

Response: The reserve report reviewed by C.K. Cooper was a preliminary report (dated February 17, 2006) of the report dated February 20, 2006 which had an effective date of December 31, 2005 (no changes were reflected in the final report from the preliminary report). The reserve report referred to in the Background of the Merger as having been supplied to Mr. Kostiner by Mr. Duncan was the report dated September 29, 2005 relating to data as of March 31, 2005. The primary differences between the two reports relate to pricing differences between the two periods and the addition of a number of proved undeveloped locations identified between March 31, 2005 and December 31, 2005 on Tandem properties which are reflected in the February 20, 2006 report. Almost all the additions were related to new proved undeveloped reserves located in Tandem’s Ball field in Palo Pinto, Texas. These differences, which increased reserves, were partially offset by the roll-off of production for the 9 months ending December 31, 2005.

Copies of the reports dated September 29, 2005 and February 20, 2006 were furnished supplementally to James Murphy of the Staff via email on May 2, 2006.

35.      Please provide the Staff with a copy of the March 31, 2005 reserve report referenced in Note 3 on F-13, which was apparently used to value Tandem’s shares at $1.55 per share, inclusive of both the TEC and Shamrock properties prior to the share exchange.

Response: A copy of the referenced report (which, in fact, is dated September 29, 2005 but relates to data as of March 31, 2005) was furnished supplementally to James Murphy of the Staff via email on May 2, 2006.

Securities and Exchange Commission
June 5, 2006

Merger Consideration, page 9

36.      We note your disclosure that “Certain of the major stockholders of Tandem and certain members of management have waived their right to receive $0.40 per share so that it can be allocated to the other Tandem stockholders who purchased their shares directly from Tandem or through brokers or dealers in open market transactions, thus giving those stockholders $4.50 per share.” Identify such shareholders and provide the Staff with copies of the documents that evidence their agreement.

Response: We advise the Staff that the Major Stockholders and other members of management of Tandem who have waived their rights to receive $0.40 per share are Tim Culp, Jack Chambers, Michael Cunningham, Todd Yocham, Toben Scott, Rex Chambers, Donald Mixon and the Estate of P. Dyke Culp. We have furnished supplementally copies of the waivers executed by such individuals to the Staff for the Staff’s information.

37.      Please advise the Staff whether any of the Major Shareholders of Tandem, Lance Duncan, William Ritger, Howard Crosby have ever been subject to a permanent injunction or consent decree relating to securities. If yes, disclose or advise why such disclosure is not necessary.

Response: We advise the Staff supplementally that we have been informed that, with the exception of Mr. Jack Chambers, none of the Major Stockholders of Tandem, Lance Duncan, William Ritger or Howard Crosby has ever been subject to a permanent injunction or consent decree relating to securities.

Approval of the Tandem Stockholders, page 9

38.      We note your disclosure that “Tandem has agreed to use its best efforts and to take all steps necessary to hold a meeting of its stockholders or solicit written consents of its stockholders, as permitted by the Nevada Revised Statutes, for the purpose of obtaining approval of the merger.” We also note that the State of Nevada Department of Corporations lists Tandem’s corporate status as “In Default” as of August 1, 2005 and that the merger agreement recognized such default in January 2006. Please disclose the reasons for Tandem’s current corporate status and why it has not been cured since August 1, 2005, especially in the period since the merger agreement was signed.

Response: We have been informed by management of Tandem, that Tandem did not learn that its corporate status was “in default” until late January because its registered agent in Nevada had resigned and failed to forward the annual report forms to Tandem. We have been further informed that Tandem has filed the requisite report and made the required delinquent payments and, as of May 10, 2006, its default has been cured. Counsel of Tandem has advised that, because Tandem’s corporate charter was not forfeited and has remained in full force and effect throughout the period of default, all of the actions taken by Tandem’s directors and officers are valid and fully enforceable.

Securities and Exchange Commission
June 5, 2006

39.      Please disclose how Tandem may hold a shareholder meeting if its status is currently “In Default.”

Response: We note the Staff’s comment and refer the Staff to our response to Comment 38 above.

40.      Please disclose how all of the corporate actions taken by Tandem since August 1, 2005, especially those relating to the solicitation and negotiation of the merger agreement, were valid in light of the company’s “In Default” status.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 38 above.

Conversion Rights, page 10

41.      Reconcile the amount stated to be received if an IPO shareholder elects conversion with that provided on page 32.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 3 above.

42.      Disclose the consequences if the Company’s attempts to secure a line of credit to fund conversion payments is not successful.

Response: We have been informed by management of Platinum as previously disclosed that Platinum has received interest from several banks regarding a line of credit facility and, as previously indicated in response to Comment 3 above, it is management’s intention to have a final commitment for an adequate line of credit facility prior to mailing of the final proxy statement to stockholders.

43.      Disclose the reasons why you have structured an acquisition that provides for no more than 3.7% conversion when your certificate of incorporation would require you to provide for 19.99%.

Response: We note the Staff’s comment and refer the Staff to the response to Comment 3 above.

Termination, Amendment, and Waiver, page 13

44.      Disclose the significance of March 22, 2005.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been advised by management of Tandem that March 22, 2005 was the date on which Mr. Lyle Mortensen, one of Tandem’s promoters and for a short time the sole director and officer of Tandem, advised Tandem’s transfer agent that he was resigning as the sole director and officer of Tandem and appointing a new board of directors and slate of officers.

Securities and Exchange Commission
June 5, 2006

Tandem’s Selected Historical Financial Information, page 15

45.      Please provide selected financial data for all periods required by Item 301(a) of Regulation S-K.

Response: We have provided revised and additional disclosure on page 16 of Amendment No. 1 to the Preliminary Proxy Statement provide the selected financial data for the periods required by item 301(a) of Regulation S-K.

46.      Pursuant to Item 301 of Regulation S-K, please revise to include a separate line item for cash dividends declared per common share.

Response: We have revised references to these “dividends” to “owner distributions” and have made corresponding revisions throughout the Preliminary Proxy Statement and financial statements of Tandem regarding the cash dividends disclosures which have been re-characterized.

47.      Please revise the average sales price data to present average prices showing the effects of including and excluding your hedging activities.

Response: We have revised references to “average realized price” to “average sales price” and have made corresponding revisions throughout the Preliminary Proxy Statement and financial statements of Tandem as applicable.

Comparative Per Share Data, page 17

48.      Please revise to include per share data (historical and book value) for Tandem Energy Holdings, Inc.

Response: We note the Staff’s comment and advise the Staff supplementally that the information requested, except for the book value per share amounts, is provided elsewhere throughout the selected financial information. We have added the book value per share in the appropriate tables on pages 19 and 64 and have deleted the Comparative Per Share Information.

Dividends, page 18

49.      We note the disclosure on page F-5 that Tandem issued dividends in the amount of $23,804,875 that do not appear to be discussed in this section. We note apparently contradictory disclosure on page 87: “Tandem has never declared or paid any dividends on Tandem’s common stock, nor do [sic] Tandem anticipate paying cash dividends in the foreseeable future.” Please reconcile and add disclosure to this section.

Securities and Exchange Commission
June 5, 2006

Response: We note the Staff’s comment and have revised references to “dividends” on the Statement of Stockholders’ Equity on page F1-4 of Amendment No. 1 to the Preliminary Proxy Statement to substitute “distributions” for “dividends.” The $23,804,875 amount previously characterized as “dividends” is actually the excess purchase cost above historical cost related to the portion of the TEC and Shamrock purchases applicable to the interests owned by Tim Culp in TEC and Tim and Dyke Culp, as a control group, in Shamrock.

Risk Factors, page 19

50.      We noted in the second risk factor (on page 19) your references to Tandem’s PV-10 Value. It appears this measure (as you have defined in your glossary of terms on page 95) is non-GAAP. Please revise to include a GAAP measure of equal or greater prominence (e.g. standardized measure) and provide the minimum required disclosures related to non-GAAP measures in Item 10 of Regulation S-K or revise to exclude references to the PV-10 Value.

Response: We have revised the risk factor disclosure contained on page 21 of Amendment No. 1 to the Preliminary Proxy Statement to substitute the term “present value of proved reserves” for “PV-10 Value” to provide a GAAP measure and to better reflect the nature of the discussion in this risk factor. Additionally, we have revised the Glossary of Terms on page 119 of Amendment No. 1 to the Preliminary Proxy Statement to include the GAAP definition of “present value of proved reserves.”

51.      We note the statement on page 20: “The reserve information set forth in this proxy statement represents only estimates based on reports prepared as of December 31, 2005 by Williamson Petroleum Consultants, independent petroleum engineers.” Please disclose why, if the reports by Williamson Petroleum Consultants are only estimates, the “representations regarding Tandem’s potential for significant additional reserves” made by Mr. Duncan are not included in such reports.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 8 above for a discussion regarding the use of the term “estimates.” Mr. Duncan made representations to management of Platinum that related to estimated probable reserves which were not included in the reports of Williamson Petroleum Consultants as Williamson was only engaged to perform an evaluation of proved reserves. We have revised disclosure throughout Amendment No. 1 to the Preliminary Proxy Statement to address any lack of clarity resulting from use of the terms “estimate” and “estimated” in connection with discussions of proved reserves and have provided additional disclosure on page 22 of Amendment No. 1 to the Preliminary Proxy Statement to clarify the difference between the contents of the reserve reports and the representations of Mr. Duncan.

Securities and Exchange Commission
June 5, 2006

52.      We note the disclosure on pages 26 and F-20 that: “Tandem believes that a substantial number of shares of Tandem common stock issued by one of the prior shell corporations may have been invalidly issued but could result in claims against Platinum upon consummation of the merger. These shares are not included in the outstanding shares of Tandem.”

We also note the disclosure on page F-20: “Tandem believes that shares of Tandem’s common stock issued by one of the prior shell corporations were invalidly issued. These shares are not included in the outstanding shares of Tandem. Management of Tandem believes that the indemnification obligations of certain Tandem stockholders contained in the merger agreement with Platinum Energy Resources, Inc., described in Note 16, adequately protect Tandem against any claims that might be made with respect to the invalidly issued shares. Based upon the foregoing, management of Tandem believes that there is no recordable or contingent liability required in Tandem’s consolidated financial statements nor are these shares included in Tandem’s issued and outstanding shares.”

Specifically identify such shares within your Preliminary Proxy Statement and supply the Staff with a legal analysis providing the basis for their non-inclusion in the outstanding shares of Tandem.

Response: We have been informed by management of Tandem that, to management’s knowledge, the promoters of Pacific Medical Group, Lyle Mortensen and Ronald G. Williams, purchased the public shell from an attorney in Vancouver, British Columbia, Canada who had identified the company as a public shell corporation and had had its charter reinstated. Through Lance Duncan, one of these promoters negotiated the proposed transactions with the principals of TEC and Shamrock. In early March, 2005, Mr. Mortensen, as sole director of Tandem (he resigned from that position on March 30, 2005), authorized the issuance of 20 million shares of common stock of Tandem to himself, a portion of which were subsequently transferred, on or about March 17, 2005, to various parties including to the principals of TEC and Shamrock, Messrs. Tim Culp, Dyke Culp and Jack Chambers. It is Tandem’s position that no consideration was ever received by Tandem for these shares and the board of directors of Tandem subsequently cancelled these shares. All of the certificates evidencing these shares (including those which had been issued to Messrs. Tim Culp, Dyke Culp and Jack Chambers), except for certificates representing the 2.878 million shares that Mr. Mortensen caused to be transferred to a corporation controlled by him, were returned to Tandem and cancelled.

The certificates held by Mr. Mortensen’s affiliate, and the shares represented by those certificates, were not returned but are not considered by Tandem to be outstanding though Tandem has recently learned that Mr. Mortensen’s affiliate has attempted to transfer 2.7 million of such shares to a third party. The third party claims that these shares were allegedly received in connection with the partial satisfaction of a judgment against Mr. Ronald G. Williams and his co-defendants (including Select Capital Advisors of which Mr. Mortensen is believed to be a principal) in a case otherwise unrelated to Tandem. Tandem is vigorously contesting the ownership claims of this third party and has filed a lawsuit in Nevada District Court seeking a declaration by the court that the certificates evidencing the shares issued to Mr. Mortensen and subsequently transferred to his affiliate were not validly issued, that such shares should be cancelled by the transfer agent in accordance with the previous instructions of Tandem’s board, and that the third party does not have a valid claim to or interest in the shares. Tandem is also seeking, in the interim, an injunction prohibiting the transfer agent from effecting a transfer of the shares or taking any other action with respect to the certificates representing the shares, except actions previously directed by the board.

Securities and Exchange Commission
June 5, 2006

We have provided disclosure on pages 28 and 76 and 77 as well as in the notes to the Tandem financial statements of Amendment No.1 to the Preliminary Proxy Statement to address this comment.

53.      Specifically identify the “certain Tandem stockholders” providing the indemnification.

Response: We have provided revised disclosure on page 28 of Amendment No. 1 to the Preliminary Proxy Statement to specifically identify that the Tandem stockholders obligated under the indemnification provisions of the merger agreement are Tim Culp, Jack Chambers, Mickey Cunningham and Todd Yocham.

54.      In connection with the preceding two comments, disclose whether Platinum’s management believes the indemnification by “certain Tandem stockholders” is sufficient, and, if so, disclose the basis for such determination, including specific reference to the limitations on such indemnification as provided in the merger agreement.

Response: We note the Staff’s comment and refer the Staff to the last risk factor contained in the Risk Factors section of the Preliminary Proxy Statement on page 26 in which Platinum has disclosed that its management does believe that the indemnification obligations of certain of the Tandem stockholders under the merger agreement would address such claims, if made. While the indemnification obligations contained in the merger agreement are limited by threshold and cap amounts, such limitations are not applicable to the liabilities relating to the conversion of Tandem shares, Tandem’s capitalization and undisclosed liabilities originating prior to March 22, 2005. We refer the Staff to Section 8.01(c) of the merger agreement.

Securities and Exchange Commission
June 5, 2006

Special Meeting of Platinum Stockholders
Platinum Fairness Opinion, page 31

55.	Disclose the manner by which C.K. Cooper & Company was introduced to Platinum, including the date of first contact.

Response: We understand from Mr. Nordlicht, Chairman of Platinum, that a representative of C.K. Cooper introduced himself to Mr. Nordlicht by telephone some time in 2004 in an unsolicited business call regarding possible transactions in which Mr. Nordlicht might be interested. As a result of such introduction, Mr. Nordlicht was familiar with C.K. Cooper and, on this basis, considered them in connection with the fairness evaluation contemplated for the transaction with Tandem.

56.      Provide the Staff a copy of the dated, executed engagement letter referenced on page 31.

Response: A copy of the executed engagement letter between Platinum and C.K. Cooper is furnished to the Staff herewith on a supplemental basis.

57.	Specify the “certain liabilities that may arise out of the rendering of the opinion” against which you have agreed to indemnify C.K. Cooper.

Response: We note the Staff’s comment and refer the Staff to Schedule C of the engagement letter with C.K. Cooper which is furnished herewith on a supplemental basis in response to Comment 56 above. We further advise that, as indicated in such Schedule, the Company has agreed to indemnify C.K. Cooper against any losses incurred as a result of, arising out of or relating to its engagement by Platinum unless such losses result from the gross negligence or willful misconduct of C.K. Cooper. We have provided additional language on page 33 of Amendment No. 1 to the Preliminary Proxy Statement to specify such indemnification obligations.

The Merger Proposal
Background of the Merger, page 32

58.      We note your disclosure that, of the three companies you provided a preliminary letter of intent, you decided not to proceed with the one involving a working interest in certain oil and gas properties. . . “due to [y]our belief that although attractive, the opportunity was not appropriate. . .as it would not serve as a broad and solid platform for future growth.” Disclose the date upon which such decision was arrived at. Also, disclose the difference between the opportunity presented by that company and the opportunity presented by the Tandem acquisition. Advise the Staff of the identity of such other company.

Response: We note the Staff's comment and advise the Staff supplementally that we have been informed by Platinum that the alternate opportunity presented to it involved a working interest in offshore oil and gas leases off the coast of a highly regulated state. As such the opportunity was in essence a financial investment rather than an operational one and involved additional risks and capital costs inherent in offshore drilling enterprises. Management of Platinum has stated long term goals to build a substantial company through both internal development and external acquisitions. Accordingly, the opportunity presented by Tandem of acquiring an independent operating entity that already has an infrastructure, management team and its own drilling rigs, was much more suited to serving as a platform for future growth. Further, Platinum has informed us that based on the due diligence that they had completed at that point in time, it appeared that the Tandem opportunity had a greater potential for additional undiscovered reserves than the offshore drilling opportunity. For these reasons, in December 2005 the Company determined not to pursue that opportunity. Due to a confidentiality agreement entered into between Platinum and the prospective seller we are restricted from disclosing its identity.

Securities and Exchange Commission
June 5, 2006

We have provided revised disclosure on page 36 of Amendment No. 1 to the Preliminary Proxy Statement to provide greater detail in this regard.

59.	Provide the Staff with a copy of the dated and executed December 12, 2005 confidentiality agreement with Lance Duncan.

Response: We note the Staff’s comment and a copy of the executed exclusivity agreement is furnished to the Staff herewith on a supplemental basis.

60.	We note your description of Lance Duncan as “one of the original founders of Tandem.” Please clarify and provide the basis of such statement.

Response: We refer the Staff to our response to Comment 4 above in which we have advised the Staff of an inaccurate characterization regarding Mr. Duncan’s affiliation with Tandem. We have provided revised disclosure on page 34 and 76 of Amendment No. 1 to the Preliminary Proxy Statement to more accurately reflect the nature of such affiliation.

61.      We note your disclosure on page 32 that “Mr. Duncan had previously met with members of Tandem’s management on November 12, 2005 in Tandem’s Midland, Texas offices and proposed to obtain financing for the potential sale or merger of all of the outstanding stock of Tandem. . . On November 28, 2005, Tandem entered into a confidentiality agreement with Mr. Duncan giving him limited authority to search for financing sources under certain terms proposed by Tandem.” Please clarify why Tandem wished to sell or dispose of all its outstanding stock only 5 months after completing the acquisition of Tandem Energy Corp and Shamrock.

Response: We note the Staff’s comment and refer the Staff to our responses to Comment 4 above and 67 below. We have added language to page 34 of Amendment No. 1 to the Preliminary Proxy Statement to clarify this disclosure.

Securities and Exchange Commission
June 5, 2006

62.      In connection with the preceding comment, clarify what is meant by the phrase “to obtain financing for” the potential sale or merger of all of the outstanding stock of Tandem. We note your disclosure on page 33 that “Mr. Duncan met with members of Tandem’s management on December 28, 2005 and presented several proposals from various financing sources as well as Platinum’s proposal to purchase all of the outstanding common stock of Tandem.”

Response: We have revised the disclosure contained on page 34 of Amendment No. 1 to the Preliminary Proxy Statement to correct the description relating to Mr. Duncan’s proposal which was to discuss the possible purchase of Tandem by Mr. Duncan, subject to financing conditions.

63.	Please clarify why, if Lance Duncan was one of the original founders of Tandem, he was required to execute the November 28, 2005 confidentiality agreement.

Response: We refer the Staff to our response to Comment 4 above in which we have advised the Staff of an inaccurate characterization regarding Mr. Duncan’s affiliation with Tandem. We have provided revised disclosure on page 34 and 76 of Amendment No. 1 to the Preliminary Proxy Statement to more accurately reflect the nature of such affiliation.

64.	Provide the Staff with a copy of the dated and executed November 28, 2005 confidentiality agreement with Lance Duncan.

Response: We note the Staff’s comment and a copy of the executed confidentiality agreement is furnished to the Staff herewith on a supplemental basis.

65.      We note your disclosure on page 33 that the January 5, 2006 discussions “included terms relating to an independent transaction whereby Mr. Duncan, individually, would purchase certain assets from a third party, which assets would be sold to Platinum following the consummation of the merger. No letter of intent was ever executed, the parties having determined to proceed directly to a definitive merger agreement.” Disclose such assets. Disclose whether an agreement was reached with Mr. Duncan and, if not, why not. If an agreement was reached, provide the Staff with copies of any and all agreements, including exhibits and schedules.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been informed that the transaction which Mr. Duncan proposed involved the purchase by him of certain oil and gas leases in Reagan County, Texas from Mr. Steven James of Millenium Resources which assets would later be sold to Platinum; the transaction was not consummated because Mr. Duncan was only willing to consummate the transaction following the consummation by Platinum of a business combination that satisfied the requirements of its charter, such as the proposed merger with Tandem. Mr. James informed Mr. Duncan that he had received another offer to purchase the assets that did not involve a significant time delay and thus decided to pursue a transaction with the other prospective buyer.

Securities and Exchange Commission
June 5, 2006

66.      To the extent not reflected in any of the Williamson reports, specifically disclose why any and all of the information relayed to Platinum with respect to “additional geological and engineering data” and “Tandem’s belief that there were substantial reserves expected beyond the proved reserves in the Williamson report” was not required by Platinum to be included in any of the Williamson reports, including the one relied upon for the Fairness Opinion.

Response: We note the Staff’s comment and advise the Staff supplementally that management of Platinum has informed us that they believed the evaluation of proved reserves contained in the reserve reports was sufficient to demonstrate that there was adequate value in Tandem’s assets to support the merger consideration. Management’s consideration of probable reserve data in representations to them and the review of the Company’s own Executive Vice President - Geology, James Dorman, was predictive of substantial upside potential in the acquisition which factored into management’s overall decision making process. Due to management’s view that the evaluation of proved reserves was sufficient to substantiate the transaction and the consideration and because disclosure of probable reserve information is violative of applicable securities regulations, management of Platinum did not believe that further engagement of Williamson Petroleum Consultants to perform a probable reserve evaluation was mandated.

67.      We note your disclosure on page 34 that you have agreed to issue Lance Duncan $5.0 million of stock in consideration of “continued consulting services.” We note that “Consulting Services” does not appear to be defined in the letter agreement attached as Exhibit 10.1 to your January 31, 2006 Form 8-K. Disclose the continued consulting services for which Lance Duncan will receive $5.0 million in stock.

Response: We have been informed by management of Platinum that it is expected that Mr. Duncan will investigate possible future acquisitions for the Company and, if warranted, provide introductions and facilitate negotiations between the parties. We have added language on page 37 of Amendment No. 1 to the Preliminary Proxy Statement to provide disclosure in this regard.

Potential for Future Growth, page 34

68.      We note the disclosure that Tandem informed you that “it believes there are substantial additional reserves contained within its existing assets and properties.” Please clarify: “additional” to what?

Response: We have been informed by management of Platinum that they were advised by Tandem that probable reserves existed on its properties in addition to the proved reserves identified in the reserve reports prepared by Williamson Petroleum Consultants. We have added language on page 37 of Amendment No. 1 to the Preliminary Proxy Statement to provide disclosure in this regard.

Securities and Exchange Commission
June 5, 2006

69.      We note the disclosure that Tandem informed you that “it was unwilling to invest the necessary capital expenditures to pursue an aggressive business plan that would involve tapping and extracting these [apparently undisclosed] oil and gas reserves.” Please disclose the reasons Tandem stated for its unwillingness to invest the necessary capital. If Tandem provided no reasons, also disclose whether Platinum inquired as to the reasons. If Platinum did not inquire, disclose why it did not.

Response: We have been informed by management of Platinum that Tandem’s management had advised them that the primary objective of the corporate rollup was to provide an exit strategy from the business for Tim Culp. While management of Tandem may have been willing and able to obtain capital of $10 to $12 million annually, it believed that another, such as Platinum, would be able to expend far in excess of that in order to aggressively pursue a business plan which would enhance shareholder value. Tandem was constrained regarding capital expenditures by its already high debt level at approximately $44 million. Additionally, management of Tandem was not willing to obtain equity financing with the resultant dilutive effect that would have.

70.      We note your disclosure on page 35 that “based on its own analysis of Tandem’s diverse and long-lived portfolio of proved developed reserves, its inventory of proved undeveloped drilling locations, and its acreage position in emerging resource plays, the board believes the estimates provided by Tandem to be reasonable.” Please disclose how each of the stated factors is relevant to, and provides a basis for, believing estimates to be reasonable.

Response: We have provided additional disclosure on page 37 of Amendment No. 1 to the Preliminary Proxy Statement to disclosure how each of the stated factors is applicable to the reasonability of the estimates.

Infrastructure and Experienced Management Team, page 35

71.      We note your disclosure on page 35: “Tandem’s management team has specialized knowledge and significant experience in the oil and gas E&P industry. Because of Tandem’s strong management, as well as its infrastructure, operations and drilling equipment, the board feels that Tandem can serve as an excellent platform from which to expand through both acquisition and development.” With respect to each member of Tandem’s management team, disclose their specific specialized knowledge and specific significant experience in the oil and gas E&P industry.

Securities and Exchange Commission
June 5, 2006

Response: We note the Staff’s comment and have provided additional disclosure on page 38 of Amendment No. 1 to the Preliminary Proxy Statement to include biographical information regarding the members of Tandem’s management team.

Hedging and Financing Opportunities, page 35

72.     We note your disclosure that a written fairness opinion had not been rendered prior to the execution of the merger agreement. Disclose why one was not rendered prior to the Board’s determination to authorize the company to enter into the Merger Agreement. Additionally, disclose why the fairness opinion relies on an engineering report prepared after the execution of the merger agreement rather than the reports issued by Williamson Petroleum prior to the execution of the merger agreement.

Response: We note the Staff’s comment and advise the Staff supplementally that management of Platinum has informed us that the board of Platinum was satisfied with the due diligence investigations performed by Platinum’s Executive Vice President - Geology, James Dorman, the reserve report prepared by Williamson Petroleum Consultants (dated September 29, 2005) and Platinum management’s own due diligence discussions with management of Tandem regarding pursuit of the transaction and approval of the merger agreement particularly since the merger agreement provides that satisfactory completion of all due diligence is a condition precedent to consummation of the merger. Management of Platinum believes that obtaining a fairness opinion is useful in the due diligence process and is important in establishing stockholder confidence in the transaction and obtaining stockholder approval by providing independent support for the board’s recommendation to the stockholders. We have provided disclosure on page 38 of Amendment No. 1 to the Preliminary Proxy Statement which is intended to clarify this view.

We further advise the Staff that, the preliminary report of Williamson Petroleum Consultants relied upon by C.K. Cooper in connection with its fairness analysis was as of a date later than the report relied upon by the board in making its determination regarding the proposed merger because the later report reflected an analysis of more current data and management of Platinum believed it best to provide its stockholders with a fairness opinion based upon the most current data available.

73.     Disclose the specific legal, financial, geological and business investigations of the business, assets, and liabilities of Tandem undertaken after execution of the merger agreement.

Response: We have been informed by management of Platinum that subsequent to execution of the merger agreement, the Company received the subsequent reserve report of Williamson Petroleum Consultants (dated February 20, 2006), the audited financial statements of Tandem for the year ended December 31, 2005 the unaudited financial statements of Tandem for the quarter ended March 31, 2006 and the fairness opinion of C.K. Cooper & Company and undertook various site visits to Tandem properties and met with Williamson Petroleum Consultants. We have provided additional disclosure on page 39 of Amendment No. 1 to the Preliminary Proxy Statement setting forth these post-execution activities.

Securities and Exchange Commission
June 5, 2006

Fairness Opinion, page 36

74.      We note your disclosure on page 43 that C. K. Cooper, the firm that prepared your fairness opinion, and its affiliates “may actively trade in the equity securities of Platinum for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.” Affirmatively disclose all known trades made by C.K. Cooper in Platinum securities, including the dates, types of trades, and amounts.

Response: We have been informed by C.K. Cooper that it is not aware of any trades in Platinum securities made by C.K. Cooper or its affiliates for their own account or for the accounts of customers from the date of Platinum’s initial public offering to the date of this letter.

75.      We also note your disclosure that “Platinum also agreed to reimburse C.K. Cooper for reasonable expenses and to indemnify C.K. Cooper and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of their engagement.” Provide the Staff with a copy of the dated and executed agreement that evidences such indemnification.

Response: We note the Staff’s comment and a copy of the executed engagement letter is furnished to the Staff herewith on a supplemental basis for the Staff’s information. We refer the Staff to Schedule C of the engagement letter which contains Platinum’s indemnification obligations regarding the engagement.

76.	Provide the Staff a copy of the dated and executed C.K. Cooper engagement letter, if different from the agreement referenced in the preceding comment.

Response: We refer the Staff to our response to Comment 75 above.

77.	File a copy of the full fairness opinion prepared by C.K. Cooper with your next amendment. The copy attached as Annex D appears to be only the summary.

Response: We note the Staff’s comment and advise the Staff supplementally that the document attached as Annex D to the Preliminary Proxy Statement is, in fact, the fairness opinion of C.K. Cooper. A copy of the valuation study presented to the Platinum Board is furnished to the Staff herewith on a supplemental basis.

Comparable Transaction Analysis, page 39

78.      Disclose the definition provided by C.K. Cooper for “Proved Reserves.”

Securities and Exchange Commission
June 5, 2006

Response: We have been informed by C.K. Cooper that it used the following definition of proved reserves utilized by Williamson Petroleum Consultants in its various analyses: “The estimated quantities of oil, gas and gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.” We have added disclosure on page 41 of Amendment No. 1 to the Preliminary Proxy Statement setting forth this definition.

79.      If the definition for “Proved Reserves” includes qualifications for estimates, as you indicate are contained in the Williamson Petroleum reports, disclose why an analysis based on “Proved Reserves” is helpful.

Response: We have been informed by C.K. Cooper that all estimates of proved reserves include certain qualifications and that this is an industry standard approach. Furthermore, after review of the Williamson report, C.K. Cooper determined that the approach taken in the Williamson report was consistent with industry standards. C.K. Cooper, therefore, believes that an analysis of proved reserves using an industry standard approach provides valuable comparable data when considering the transaction and its fairness from a financial point of view.

80.      Disclose the amount to be paid per Proved BOE for Tandem as calculated by C.K. Cooper.

Response: We have been informed by C.K. Cooper that the inferred purchase price paid by Platinum per proved boe was $10.78, which was calculated based on a purchase price of $102 million and proved reserves of 9,463,954 boe. We have provided additional disclosure on page 41 of Amendment No. 1 to the Preliminary Proxy Statement setting forth this information.

Discounted Cash Flow Analysis, page 40

81.      We note your disclosure that “C.K. Cooper used the remaining net present value of cash flows from proven reserves provided by consultants to Platinum and Tandem to determine a terminal value.” Disclose the names of the consultants to which you refer. The Staff could not locate reference to any consultants other than Williamson Petroleum (which appear to have been retained by Tandem).

Response: We have been informed by C.K. Cooper and by management of Tandem that neither party used any consultants or had access to the reports of any consultants other than Williamson Petroleum Consultants. We have clarified the disclosure contained on page 45 of Amendment No. 1 to the Preliminary Proxy Statement to reflect this.

82.	If there were consultants other than Williamson Petroleum, provide the Staff with copies of their reports.

Securities and Exchange Commission
June 5, 2006

Response: We note the Staff’s comment and refer the Staff to our response to Comment 81 above wherein we indicate that there were no other consultants and, as such, no further disclosure is possible.

83.      If there were consultants other than Williamson Petroleum, it does not appear that they were referred to in the C.K. Cooper opinion. Disclose the reasons for their omission from such opinion.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 81 above wherein we indicate that there were no other consultants and, as such, no further disclosure is possible.

The Merger Agreement
Covenants, page 46

84.      We note your disclosure on page 48 with respect to the amounts to be reimbursed by Platinum to Tandem “for all capital and workover-related costs and expenditures incurred by Tandem not to exceed an average of $700,000 per month for the period from January 1, 2006 to the effective time of the merger.” Please disclose how such amounts will be paid in light of the amount of “working capital” left over in Platinum’s Trust Account once the consideration for Tandem stock and Broker’s Fees to Lance Duncan are paid.

Response: We note the Staff’s comment and advise the Staff supplementally that the drilling expenses to be reimbursed are to be offset against the working capital requirement of $5 million required under the merger agreement. We have been informed by management of Platinum that, to the extent any shortfall exists, such shortfall would be paid using a portion of the funds to be available under the Company’s planned line of credit facility. We refer the Staff to our responses to Comments 4 and 11. We have provided language on pages 12, 26 and 32 of Amendment No. 1 to the Preliminary Proxy Statement to disclose how any such shortfall would be paid.

Indemnification, page 51

85.      We note your disclosure that “Platinum has agreed to indemnify Tandem, its subsidiaries and the Tandem stockholders who executed the merger agreement with respect to any damages relating to or arising out of its transactions and agreement with Mr. Lance Duncan, who has acted in a facilitation capacity with respect to the merger, and his affiliates.” Please disclose the purpose(s) of such indemnification, specifically identifying all known risks that may result in such indemnification. Add a risk factor as well.

Response: The indemnification obligations of Platinum to Tandem regarding potential liabilities arising out of Tandem’s arrangements with Lance Duncan relate to claims Mr. Duncan and his affiliates may have for ownership interests in Tandem for past services (in connection with the roll up structuring of Tandem) and other remuneration for recent services (in connection with the introduction of Tandem and Platinum and the subsequent facilitation of the proposed merger). We refer the Staff to our response to Comment 4 above. We have provided disclosure regarding these indemnification obligations on page 55 of Amendment No. 1 to the Preliminary Proxy Statement but advise the Staff supplementally that management of Platinum does not believe these obligations amount to a material risk in light of Platinum’s letter agreement with Mr. Duncan filed as an exhibit to the Company’s Current Report on Form 8-K dated January 31, 2006 providing for, among other things, a release of such claims.

Securities and Exchange Commission
June 5, 2006

Unaudited Pro Forma Condensed Consolidated Financial Statements For The Year Ended December 31, 2005 (Unaudited), page 54

86.      We noted from your disclosure on page 45 (accounting treatment), as well as your purchase price allocation, that substantially all of the excess of purchase price of assets acquired over book value will be allocated to oil and gas properties. Provide a detailed discussion of how this accounting treatment is consistent with SFAS 141, particularly paragraphs 35 and 36. If the purchase price allocation is preliminary, significant liabilities and tangible and intangible assets likely to be recognized should be identified and uncertainties regarding the effects of amortization periods assigned to the assets should be highlighted. Please advise and revise as necessary.

Response: We note the Staff’s comments and advise the Staff that we have applied the accounting treatment prescribed by Statement of Financial Accounting Standard No. 141, Business Combinations (“SFAS No. 141”). SFAS No. 141 requires, among other things, that the purchase price first be allocated to the fair value of assets acquired and liabilities assumed. Based upon the report of Williamson Petroleum Consultants, independent petroleum engineers, the fair market value of proved oil and gas reserves significantly exceeds the remaining purchase price after allocation of a portion of the purchase price to all other assets acquired and liabilities assumed. We determined that the book value of all other assets acquired and liabilities assumed approximated fair value. Accordingly, we have allocated the excess purchase price to the oil and gas reserves, a deferred tax asset in connection with the utilization of net operating loss carry-forwards and a deferred tax liability to account for the difference between the book and tax bases of the oil and gas reserves. We have not identified any other significant tangible assets, intangible assets or liabilities which might require recognition under the guidance prescribed by SFAS No. 141. We have modified the language under the caption “Accounting Treatment” that appears on page 49 of Amendment No. 1 to the Preliminary Proxy Statement.

87.      Disclose the component(s) of the $3,712,500 noted for “Closing Costs” on page 54.

Securities and Exchange Commission
June 5, 2006

Response: We have provided additional disclosure on page 58 of Amendment No. 1 to the Preliminary Proxy Statement to disclosure the components of “closing costs.”

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Income Statement Pro Forma Notes
Note C, page 59

88.
We noted your adjustment where you have eliminated stock based compensation associated with transactions that will not result in recurring expense and to provide for continuing stock based compensation. Pro forma adjustments reflected should give effect to events that are directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact. Further, it is not appropriate to eliminate items in arriving at pro forma results for infrequent or nonrecurring items included in the underlying historical financial statements for the registrant or other combining entities and that are not directly affected by the transaction. Please revise accordingly.

Response:  We note the Staff’s comment and advise the Staff supplementally that the transactions which were eliminated in the preparation of the pro forma statement of operations were a series of one time issuances of shares related to the combination of TEC and Shamrock with Tandem, and were not related to the acquisition of Tandem by Platinum. New compensation arrangements will not include the eliminated compensation. However, the pro forma statement of operations has given effect to all other historical compensation and also compensation in connection with the acquisition of Tandem by Platinum. Consequently, the eliminated transactions are not considered to be indicative of post acquisition operations. We further advise the Staff that the transactions are included in the historical results of Tandem.

2006 Long-Term Incentive Plan Proposal
Background, page 61

89.
We note your disclosure: “Platinum’s 2006 Long-Term Incentive Plan has been approved by Platinum’s board of directors and the Plan will take effect upon consummation of the merger, subject to the approval of our stockholders.” The Staff could find no limitation as to effectiveness contingent upon the merger contained in the Plan attached as Annex C. Please disclose the basis of your statement. See comment one, above, with respect to consequences of the merger with Tandem not being consummated.

Response: We note the Staff’s comment and advise the Staff supplementally that, while the incentive compensation plan itself may not state that it is conditioned upon the approval of the merger, the approval of the plan by Platinum’s board is subject to receipt of stockholder approval of both the merger and the plan itself. We refer the Staff to our response to Comment 1 which indicates that we have added disclosure in various sections of Amendment No. 1 to the Preliminary Proxy Statement to provide greater clarity in this regard.

Securities and Exchange Commission
June 5, 2006

Mixon Drilling Acquisition, page 70

90.	Disclose the date(s) of the acquisition(s) described in this paragraph.

Response: We have added disclosure on page 78 of Amendment No. 1 to the Preliminary Proxy Statement to reflect the date of the acquisitions of the various assets of Mixon Drilling, Inc.

Interest Expenses, page 78

91.	Disclose the reasons why interest expense increased from $28,837 in 2004 to $1.7 million in 2005, as disclosed on page 78. Breakdown the individual components of the $1.7 million.

Response: We have provided additional language on page 87 of Amendment No. 1 to the Preliminary Proxy Statement to disclose the reasons why the interest expense increased and providing a breakdown of the individual components of the $1.7 million.

Market Price and Dividend Data for Tandem Securities, page 87

92.
We noted your disclosure in the final sentence on this page that Tandem has never declared or paid any dividends on Tandem’s common stock, nor does Tandem anticipate paying cash dividends in the foreseeable future. Please reconcile this disclosure to Tandem’s statements of stockholders’ equity (F-5) where dividends to shareholders were $23,804,815 and $321,184 for 2005 and 2004, respectively. Please advise and revise to clarify.

Response: We note the Staff’s comment and refer the Staff to our response to Comment 46 above.

Consolidated Financial Statements of Tandem Energy Holdings, Inc.
General

93.
Please provide statement of operations, statement of cash flows and statement of stockholders’ equity for three fiscal years in accordance with Rule 3-02 and 3-04 of Regulation S-X. In this regard, revise MD&A to include a comparison of fiscal year ended December 31, 2004 to fiscal year ended December 31, 2003.

Response: The financial statements of Tandem for the fiscal years ended December 31, 2005 and December 31, 2004 have been provided in accordance with Rule 3-05(b)(2)(iv) because Tandem’s net revenues did not exceed $25 million in the year ended December 31, 2005 and, accordingly, the Company is of the view that Tandem may omit the earliest of the three fiscal years required by Rules 3-01 and 3-02.

Securities and Exchange Commission
June 5, 2006

Consolidated Statement of Stockholders’ Equity, F-5

94.
Please tell us in detail how you have accounted for the $23,804,875 dividends to shareholders in your financial statements, and cite the specific authoritative literature you used to support your accounting treatment. Revise Note 8 (common stock and stockholders’ equity) to provide a detailed discussion of dividends declared and paid in each period presented.

Response: We note the Staff’s comment and offer the following in support of the accounting treatment of the $23,804,875 distribution. As stated in response to Comment 46, Tandem’s position is that this balance is more properly identified in Amendment No. 1 to the Preliminary Proxy Statement as “distributions” rather than “dividends.” As such, the financial statements have been revised to reflect this treatment. We offer SFAS No. 141, Business Combinations, as the primary authoritative statement to support our treatment. SFAS No. 141 indicates that the combination of entities under common control is accounted for at the entities’ historical cost. However, purchase accounting always applies to the acquisition of all or part of a minority interest. We take the position that brothers Tim Culp and Dyke Culp represent a control group in this sense, and as such, the assets related to Tim Culp’s interest in TEC and Tim Culp’s and Dyke Culp’s interest in the Shamrock Assets are accounted for at historical cost. Furthermore, the minority interest in the Shamrock Assets owned by Jack Chambers is accounted for using purchase accounting. Additionally, we cite SAB 48, Topic 5.G, 10.751 wherein the Board cites specific examples regarding the accounting for assets purchased from shareholders where such shareholders control the company. The specific example relied on relates to land to be recorded at the transferor’s historical cost and the excess of the amount paid for the land over historical cost be shown separately as a deduction from stockholder’s equity, equivalent to a “distribution” of equity to the transferor. Below is a table identifying the individual components of the $23,804,875 treated as a distribution:

Components of distribution to shareholders

Effect of historical accounting treatment for two-thirds of the Shamrock acquisition:
(Control group)
Payoff of Texas Bank Note – two-thirds	$3,029,282

Record excess Shamrock purchase price Above historical carrying value for Two-thirds	8,142,664

Two-thirds historical ARO from 2004	527,429
		$11,669,375

Effect of historical accounting treatment for TEC acquisition:		12,000,000

Withdrawals by TEC principles in early 2005 (pre-merger):		105,500
Dividends incurred in 2005		$23,804,875

Tandem used purchase accounting to account for the minority interest (Jack Chambers).

Securities and Exchange Commission
June 5, 2006

Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
General

95.	Please disclose your accounting policy for accounts receivable and allowance for doubtful accounts and disclose the allowance on the face of the balance sheet or in your notes.

Response: We have added disclosure on page F1-11 of Amendment No. 1 to the Preliminary Proxy Statement to disclose Tandem’s accounting policy for accounts receivable and allowance for doubtful accounts but because no balance in the doubtful allowance account exists at December 31, 2005, no disclosure on the balance sheet is necessary.

Oil and Gas Properties, F-9

96.
Please expand your accounting policy disclosure to include all elements of Full Cost Accounting under Rule 4-10 of Regulation S-X (e.g. how the company has defined a cost center, the requirements of the ceiling test, costs related to production activities, other disclosures, etc.).

Response: We have added disclosure on pages F1 -7 through F1-12 of Amendment No. 1 to the Preliminary Proxy Statement to disclose Tandem’s accounting policy disclosure to include all elements of Full Cost Accounting.

97.
We note that you have excluded $41.8 million of proved developed nonproducing and proved undeveloped oil and gas reserves and the related estimated future development costs. It is not clear however, how your accounting treatment is appropriate under the full cost methodology. Once proved reserves are established, there is no further justification for continued exclusion from the full cost amortization base even if other factors prevent immediate production or marketing. Please refer to Rule 4-10(c)(3)(i)(B) and Rule 4-10(c)(3)(ii)(C) and revise accordingly.

Response: We note the Staff’s comment and have reviewed to Rule 4-10(c)(3)(i)(B) and (C) and have revised the disclosure on page F1-8 of Amendment No.1 to the Preliminary Proxy Statement to reflect that depletion has been recalculated and appropriate revisions have been made where applicable.

Securities and Exchange Commission
June 5, 2006

Note 3 - Significant Transactions
TEC Stock Redemption Agreement, F-13

98.
It appears from the disclosure within the statement of stockholders’ equity on F-5 that the entire amount of the excess of the purchase price over the par value of the common stock retired was recorded against additional paid in capital. Please refer to the guidance in paragraph 12 of APB 6 and revise accordingly.

Response: We note the Staff’s comment with respect to the $13,015,000 of excess purchase price over the par value of the common stock retired against additional paid in capital and have reviewed the guidance in paragraph 12 of APB 6. Accordingly, we have revised the statement of stockholders’ equity on page F1-4 of Amendment No. 1 to the Preliminary Proxy Statement by charging the $13,015,000 against retained earnings as permitted by paragraph 12 of APB 6.

99.
We noted that TEC purchased and retired half of the TEC common shares outstanding at a price significantly in excess of the current market price. Please provide a detailed discussion of the applicability of FTB 85-6 as it relate to this transaction and revise if necessary.

Response:  We note the Staff’s comment and advise the Staff supplementally that we have been informed by management of Tandem that FTB 85-6 addresses the question of accounting for the purchase of treasury shares at a price significantly in excess of the current market price of the shares. TEC was a privately owned corporation with 1,000 shares outstanding prior to the treasury transaction. The purchase of half the shares outstanding by TEC was consummated immediately prior to the acquisition of TEC by Tandem. The $12 million paid for half of those shares represented the fair market value for those shares at the time of the purchase. As such, no further allocation of the purchase price is necessary under FTB 85-6.

Acquisition of Shamrock Assets by TEC, F-l3

100.	Considering the significance of the acquisition of Shamrock to TEC, please provide financial statements of the acquired business under Rule 3-05 of Regulation S-X.

Response: We note the Staff’s comment and submitted a request by letter dated May 9, 2006 to the Office of the Chief Accountant requesting certain relief from the requirements of Rule 3-05 of Regulation S-X.  After further consultation with the Staff, we revised our request by letter dated May 17, 2006. The Staff responded by letter dated May 18, 2006, wherein our request for waiver was granted, subject to the disclosure of certain financial and pro forma information regarding the purchase of the assets of Shamrock and its effect on the financial statements of Tandem. The required disclosure is included beginning on page F2-1. We have elected to disclose the pro forma balance sheet and a pro forma statement of operations as opposed to “forward looking” information. Although the Staff response to our request waived the requirement for the pro forma statement of operations, we have determined that the pro forma information provided is “readily determinable and does not include forward looking information.”

Securities and Exchange Commission
June 5, 2006

101.
Your disclosure indicates that TEC acquired the oil and gas properties from Shamrock Energy Corporation. This appears to be inconsistent with the terms of the acquisition, in which 7.5 million shares of Tandem stock were issued, and the disclosure in Note 15 on F-23. Please clarify and revise.

Response: We note the Staff’s comment and advise the Staff that, contemporaneously with the purchase by Tandem of all of the issued and outstanding stock of TEC, Tandem, through its resulting wholly-owned subsidiary TEC, purchased certain assets of Shamrock for cash, notes and 7.5 million shares of Tandem common stock. We have revised the disclosure in Note 15 on page F1-25 of Amendment No.1 to the Preliminary Proxy Statement to clarify this.

102.
Please provide us with a discussion of how you determined the allocation of the purchase price related to the acquisition of Shamrock and provide the disclosures required of paragraph 51(e) of SFAS 141.

Response:  Paragraph 51(e) of Statement of Financial Accounting Standards No. 141, Business Combinations, sets forth the disclosures required to be included in the financial statements of combined entities. TEC as a wholly-owned subsidiary of Tandem acquired certain assets of Shamrock. As such, the entire purchase price was allocated to and is reflected in such oil and gas property costs on the balance sheet; the remaining disclosures for compliance with SFAS No. 141 in Note 3 on pages F1-12 through F1-15 of Amendment No. 1 to the Preliminary Proxy Statement as reflected in Note 3 to Tandem’s financial statements.

Acquisition of TEC, F-13

103.
Please clarify if the 9.2 million shares issued to the Tandem officers, directors and employees were issued prior to or after the acquisition of TEC. In addition, please provide a detailed discussion justifying the accounting for the issuance of these shares at two different market values. Cite the specific authoritative literature you used to support your accounting treatment.

Response: Of the 9.2 million shares of common stock of Tandem issued as compensation, 9.1 million shares were issued prior to, but in anticipation of the proposed acquisition of all of the issued and outstanding stock of TEC and the acquisition of certain assets of Shamrock. Note 3 of Tandem’s financial statements discusses the methodology used to value the 9.1 million shares, but what follows is a much more detailed analysis of the decision process associated with the basis for the compensation expense valuation which is provided to the Staff supplementally upon the information of management of Tandem.

Securities and Exchange Commission
June 5, 2006

Statement of Financial Accounting Standard No. 123R, Share-Based Payment, (“SFAS No. 123R”) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123R further requires that all entities apply a “fair value” measurement to all such payments. Tandem has attempted to value the shares issued for services rendered, or services to be rendered, in accordance with SFAS No. 123R.

Common stock was issued to specific officers, directors, employees and consultants in various quantities and on various dates. As noted, 9.1 million shares of common stock were issued prior to but in anticipation of the closing of the TEC stock purchase and the Shamrock asset acquisition. Under SFAS No. 123R, typically, an appropriate measure of the value of the equity instruments given as payment of services would be the value of the equity instrument on the open market, i.e., the then current trading price of the common stock. Tandem assessed the trading price and volume of its stock between March and early June, 2005, when most of the compensation shares were issued, and determined that the stock was thinly traded and highly speculative. In other words, Tandem’s management determined that the then trading price of the stock was not indicative of the value of the stock issued for compensation.

Financial Accounting Standards Board Concept Statement #1, Objectives of Financial Reporting by Business Enterprises, states that the goal of financial reporting should be to provide information that is useful in making business and economic decisions. Recognizing compensation costs incurred as a result of receiving employee services in exchange for valuable equity instruments helps achieve that goal by providing more relevant and reliable information about the cost of obtaining and retaining employee services in the marketplace. Accordingly, and with the goal of providing more relevant and reliable financial information, Tandem has elected to value the stock grants based on the fair value of the assets purchased. The fair market value of an oil and gas production company is directly related to the value of its reserves-in-place, less outstanding debt. If a prospective employee of an oil and gas company is offered a position with an oil and gas production company with stock incentives, that prospective employee will base his decision in part, not on the then trading price of the stock, but on the value of the reserves associated with that stock. In this instance, Tandem has elected to more clearly assign a fair value to these shares by valuing them based on a reserve report effective March, 31, 2005 prepared by an independent engineering firm, Williamson Petroleum Consultants (“WPC”). WPC was engaged to value the proved reserves associated with TEC and the purchased assets of Shamrock. In an attempt to mimic an arms’-length purchase offer of the reserves, Tandem assumed full value for the proved developed reserves and discounted the proved undeveloped reserves at between 25% and 50%. Typically, if a party were buying reserves on the open market, the purchaser would make a similar offer for those reserves. Having calculated a range of values, Tandem selected a mid-point, 37.5% of the proved undeveloped value, subtracted the debt incurred to purchase the stock of TEC and the Shamrock assets and divided that value by the total shares outstanding. That fair value calculation resulted in a $1.55 per share price. The table below summarizes that calculation:

Securities and Exchange Commission
June 5, 2006

Tandem Energy
Employee Stock
Compensation

		Proved Undeveloped Discount Factor
Net PV10		37.5%	50.0%	25.0%
Reserve value at March 31, 2005:
Proved developed PV 10 (PD)		$46,623,723	$46,623,723	$46,623,723
Proved undeveloped PV 10 (PUD)	$91,279,867
Discounted PUD PV 10		34,229,950	45,639,934	22,819,967

		$80,853,673	$92,263,657	$69,443,690

Debt incurred with purchase:
Guaranty Bank	$23,000,000
Tim Culp	$15,000,000
Dyke Culp	$3,000,000
Jack Chambers	$3,000,000	(44,000,000)	(44,000,000)	(44,000,000)

Net asset value		$36,853,673	$48,263,657	$25,443,690

No. shares outstanding		23,799,322	23,799,322	23,799,322

Value per share		$1.55	$2.03	$1.07

In summary, the 9.1 million shares of common stock of Tandem were issued prior to, but in anticipation of the TEC and Shamrock acquisitions. The shares were valued at $1.55 per share as stated. The remaining 100,000 shares were issued to an employee who joined Tandem on June 14, 2005. Management of Tandem determined that the trading of Tandem’s stock, subsequent to the TEC and Shamrock closings, had stabilized and better reflected the value of the company. Consequently, those shares were valued at the then five-day average trading price of $3.00 per share and compensation expense was recorded as such.

Securities and Exchange Commission
June 5, 2006

Note 5 - Asset Retirement Obligation, F-15

104.
It is unclear whether you have adopted the provisions of SAB 106 and whether the adoption has had an impact to your financial information. Please clarify in your filing the treatment of asset retirement obligations as they relate to your ceiling test calculations.

Response: We have added disclosure on page F1-15 of Amendment No. 1 to the Preliminary Proxy Statement to disclose Tandem’s treatment of asset retirement obligations as they relate to ceiling test calculations.

Note 8 - Common Stock and Stockholders’ Equity, F-17

105.	Please provide a detail of the shareholders and their ownership interest in Tandem prior to the acquisition of TEC.

Response. We note the Staff’s comment and refer the Staff to our responses to Comments 15 and 52 above for background regarding various stock issuances. Further, we advise the Staff, based upon information from the management of Tandem, that prior to the consummation of the acquisition of TEC on June 8, 2005, the stockholders of Tandem and their respective ownership interests were as follows:

Stockholder	Shares Owned
Public stockholders of predecessor entity	16,322
Tim Culp	1,786,983
Jack Chambers	1,191,322
Todd Yocham	2,595,661
Michael Cunningham	2,595,661
Rex Chambers	324,458
P. Dyke Culp	148,915
Toben Scott	500,000
Redwood Consultants	250,000
T Beck Capital	1,200,000
Warren Street Investments	500,000
Tracie Williams	100,000
Jose Mendoza	50,000
Mariela Vilaboa	50,000
Orlando Soto	50,000
Ana Martinez	50,000
March 30th Private Placement	1,533,000
John Pentomy	12,000
Trevor Blank	10,000
Ronnie Chambers	20,000

Securities and Exchange Commission
June 5, 2006

106.
It does not appear that the decrease of $29,995 in retained earnings related to the recapitalization of Tandem has been reflected in the Statement of Stockholders’ Equity on F-5. Please clarify and revise.

Response: We note the Staff’s comment and advise the Staff supplementally that the reference to $29,995 was a typographical error and that the correct amount is $2,995. Additionally, the reference to “retained earnings” should, in fact, refer to “additional paid in capital.” We have revised the disclosure on page F1-4 of Amendment No.1 to the Preliminary Proxy Statement to correct these inaccuracies.

Note 14 - Oil and Gas Reserve Information, F-21

107.	Please expand your disclosure to include all items required by SFAS No. 69. Please ensure your disclosure is consistent with Illustration 1-5 of Appendix A as written.

Response: We have revised the disclosure in Note 14 beginning on at page F1-22 of Amendment No. 1 to the Preliminary Proxy Statement to clarify the disclosure related to reserve information.

Financial Statements of Platinum Energy Resources, Inc.
General

108.	Considering the significance of this merger transaction, please revise to include financial statements for Platinum Energy Resources.

Response: In response to the Staff’s comment, we have included the financial statements of Platinum beginning on page F3-1 of Amendment No.1 to the Preliminary Proxy Statement.

The following responses are keyed to the comments contained in the Staff’s letter dated May 2, 2006:

Engineering Comments 10-K filed on March 24, 2006
Risk Factors, page 11

Securities and Exchange Commission
June 5, 2006

1.	It appears to be premature to call your self a development stage company as you do not yet own any producing properties or properties with proved reserves. Please revise your document.

Response: We note the Staff’s comment and advise the Staff supplementally that reference to Platinum as a “development stage enterprise” is made in accordance with Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises (“SFAS No. 7”), which specifically provides that “an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exist: a. planned principal operations have not commenced; and b. planned principal operations have commenced, but there has been no significant revenues therefrom.” Further, SFAS No. 7 provides that “a development stage enterprise will typically be devoting most of its efforts to activities such as financial planning; raising capital; exploring for natural resources; developing natural resources; research and development; establishing sources of supply; acquiring property, plant and equipment, or other operating assets, such as mineral rights; recruiting and training personnel; developing markets; and starting up production.”

We believe that other disclosure makes it clear that it is the Company’s objective is to acquire an operating business in the energy industry but that it has not done so to date. Accordingly, the Company’s position is that it is appropriate to call itself a development stage enterprise.

Preliminary Proxy Statement on Form 14A filed March 24, 2006
Selected Summary of Historic and Pro-Forma Consolidated Financial Information of
Tandem, page 15

2.	Tell us if you include production and ad valorem taxes as part of the lease operating expenses.

Response: We note the Staff’s comment and advise the Staff supplementally that production and ad valorem taxes are included in lease operating expenses. Additional disclosure has been provided on page 17 of Amendment No. 1 to the Preliminary Proxy Statement to indicate this.

3.
We note that you indicate Tandem had a 50% increase in production and a 2.5 times increase in proved reserves from 2004 to 2005. We assume this is due to the acquisition of Shamrock Energy. Please disclose the reasons for these large increases in such a short period of time in a footnote to the Pro-Forma Consolidated Financial Information.

Response: We note the Staff’s comment and have provided additional disclosure in the footnotes 2 and 3 on page 17 of Amendment No. 1 to the Preliminary Proxy Statement to disclose the reasons for these increases.

Securities and Exchange Commission
June 5, 2006

4.	Please include all information required by Industry Guide 2 for the required periods.

Response:  We have added new disclosure on pages 16 and 17 of Amendment No. 1 to the Preliminary Proxy Statement to provide the information required by Industry Guide 2.

The Merger Proposal, page 32
Reasons for the Merger, page 34
Potential for Future Growth, page 34

5.
You state that management of Tandem believes there are substantial additional reserves contained within its existing assets and properties. Supplementally, tell us why the management of Tandem believes this and the names and qualifications of the individuals making this assessment for Tandem. Tell us if any of the purchase price was allocated to unproved reserves and, if so, how much.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been informed by management of Tandem that its beliefs regarding additional reserves contained within its existing assets and properties is based on recent geologic and engineering analysis conducted by management of Tandem which have revealed:
● the existence of numerous probable and possible drilling locations at several of Tandem's properties, e.g. Choate, Ballard, Ball and Tomball;
● the existence of additional and potentially substantial new production which may be realized by upgrading water injection capability and capacity within current existing waterflood units;
● the possible resurrection of both gas and oil by gas lifting and re-working of older wells left idle by earlier operators;
● the potential shallower objectives in the Tomball, Ball and Choate properties that have never been tested but are potential based on nearby analogs;
● the additional and potentially substantial new production which may be provided by newer technology in drilling and stimulation methods e.g. acidizing, fracing and horizontal drilling techniques.

Tandem’s Senior Vice President of Engineering, Todd Yocham, with over twenty-one years of experience in the oil and gas industry and a current member of the Society of Petroleum Engineers and Society of Petroleum Evaluation Engineers, is the primary member of management of Tandem who has made this assessment.

None of the purchase price for Tandem is allocated to probable or possible reserves. .

Unaudited Pro-Forma Condensed Consolidated Financial Statements for the Year Ended
December 31, 2005, page and Capital Expenditures, page 81

Securities and Exchange Commission
June 5, 2006

6.
With a view toward disclosure explain how the estimated capital expenditure of $26.2 million dollars can be provided from current operations when revenues in 2005 were $13.7 million and cash flow from operations for 2005 was $6.3 million.

Response: We note the Staff's comment and in response to the Staff we highlight the fact that only 7 months of the results of operations for Shamrock were included in Tandem’s 2005 financial statements. Consequently, the Company believes that with the inclusion of a full year of the results of operations of Shamrock, there will be increased cash flows with which to fund its capital expenditure program. We further refer the Staff to the disclosure on page 81 of the Preliminary Proxy Statement to the effect that Tandem expects that some of the expenditures will be deferred until 2007. We have clarified the disclosure on page 60 of Amendment No. 1 to the Preliminary Proxy Statement to provide that, based on its current level of cash flow from operations, Tandem will be required to defer a portion of such expenditures until 2007.

Business of Tandem, page 69
Business Strategy, page 70

7.
Your statement that Tandem’s lease holdings “have afforded it with numerous drilling opportunities it has identified and potentially a large number of drilling opportunities not yet identified” is confusing. If you have not yet identified the potential drilling opportunities they should not be included in the document. Please revise the document accordingly.

Response: We note the Staff’s comment and have provided revised disclosure on page 78 of Amendment No. 1 to the Preliminary Proxy Statement to clarify the previous disclosure.

Employees, page 73

8.
We note that as of January 1, 2006 Tandem’s senior vice president - engineering, Todd M. Yocham, and its vice president - operations, Toben Scott, were both listed in the Society of Petroleum Engineer's membership directory as employees of Fasken Oil & Ranch, Ltd. in Midland, Texas. Mr. Yocham is listed as Senior Vice President and Mr. Scott is listed as a drilling engineer for Fasken. Please disclose how long they have been employees of Tandem and if they are still employed by Fasken. We may have further comments.

Response: We note the Staff’s comment and advise the Staff supplementally that we have been informed by management of Tandem that Messrs. Yocham and Scott became full-time employees of Tandem in March, 2005 and May, 2005, respectively, and that prior to such dates they were employed by Fasken Oil & Ranch, Ltd. The records of the Society of Petroleum Engineers have not been updated to reflect the changes in employment. We have added disclosure on page 38 of Amendment No. 1 to the Preliminary Proxy Statement regarding how long each individual has been employed by Tandem.

Securities and Exchange Commission
June 5, 2006

Description of Properties, page 74

9.	Please include your working and net interest in each field.

Response: We have provided additional disclosure on page 83 of Amendment No. 1 to the Preliminary Proxy Statement setting forth the requested information.

Reserve Report Summary, page 75

10.
Please clarify the disclosure on reserve determination. You state that the reserve quantities are based on estimates prepared by Tandem Engineers but that Tandem engaged Williamson Petroleum Consultants. Disclose the amount and extent of work performed by each.

Response: We note the Staff’s comment and advise the Staff supplementally that the only consultants engaged by Tandem were Williamson Petroleum Consultants. As such, no additional disclosure has been provided.

Tandems Managements Discussion and Analysis of Financial Condition and Results of Operations, page 76
Results of Operations, page 77

11.
You state that Tandem anticipates production for 2006, excluding new production from development or acquisition activities, to remain relatively constant with levels achieved at the end of 2005. Please provide the basis of this statement. Tell us if the Williamson Petroleum Consultants’ report indicated production from proved producing reserves would not decline from 2005 to 2006.

Response: We note the Staff’s comment and advise the Staff supplementally that management of Tandem has revisited the statements made and have concluded that in light of the available support for the statement, it should be deleted. We have revised the disclosure on page 87 of Amendment No. 1 to the Preliminary Proxy Statement accordingly.

Proved Reserves, page 80

12.	Please disclose the amount of reserves that are classified as proved developed.

Response: We have provided additional disclosure on page 80 of Amendment No.1 to the Preliminary Proxy Statement to present the requested data.

Securities and Exchange Commission
June 5, 2006

13.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Response: We have included the requested definition on page 94 of Amendment No. 1 to the Preliminary Proxy Statement.

Critical Accounting Policies, page 82
Significant Estimates and Assumptions, page 83
Oil and Gas Reserves, page 83

14.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Response: We have included the requested definition on page 94 of Amendment No. 1 to the Preliminary Proxy Statement.

Notes to Consolidated Financial Statements, page F-8
Oil and Gas Reserve Information, page F-21

15.	Please include the SEC definition of proved reserves as found in Rule 4-10(a) of Regulation S-X.

Response: We have included the requested definition in Note 2 on page F1-8 and again in Note 14 on page F1-22 of Amendment No. 1 to the Preliminary Proxy Statement.

16.
Please revise your reserve reconciliation table to disclose 2004 reserves and oil and gas reserves separately as required by FASB 69. Also, include the amount of proved developed oil and gas reserves for each year.

Response:  We have revised the disclosure in Note 14 at page F1-22 of Amendment No. 1 to the Preliminary Proxy Statement to clarify the disclosure related to reserve information.

General

17.
As previously requested by phone please provide supplementally all reserve reports from Williamson Petroleum Consultants, Tandem’s in house engineers and management at Shamrock Energy. We may have further comments.

Response: We note the Staff’s comment and advise the Staff supplementally, as previously noted elsewhere herein, that all of such reports were furnished supplementally to James Murphy of the Staff via email on May 2, 2006.

Securities and Exchange Commission
June 5, 2006

The following responses are keyed to the comments contained in the Staff’s letter dated May 9, 2006 relating to engineering issues; materials supplied in connection with these responses are referenced as exhibits and are supplied under separate cover:

Reserve Report as of December 31, 2005

1.	Please provide the justification for the classification and volume of proved undeveloped reserves for the Milo #10, Milo #16 and TGU 9-16 wells from the 2nd Wilcox zone in the Tomball field.

Response: We note the Staff’s comment and advise the Staff supplementally that management of Tandem has informed us that the justification for the classification of proved undeveloped reserves from the 2nd Wilcox Sand zone includes the two proven gas production wells shown on the seismic-aided structure map (exhibit 1) furnished and the reserve basis calculations (exhibit 2) also furnished.

We have furnished supplementally under separate cover a structure map for the 2nd Wilcox Sand in the area of Tandem’s interest provided to us by management of Tandem. The TGU #9-15 well from the 2nd Wilcox Sand produced at an initial rate of 1.3 MMCFD (exhibit 3, 4 and 5). Management of Tandem has also informed us that gas production from TGU #9-15 was prematurely abandoned but volumetric calculations confirm at least 1.8 BCF ultimate recovery still exists.

The Milo #10 well penetrated through to the 2nd Wilcox Sand and tested at 2 MMCFD.  The calculations regarding the proved undeveloped reserves for the Milo #10 well are based upon the volumetric map (exhibit 6 furnished) with a corresponding volumetric calculation (exhibit 7 furnished) of 10.8 BCF ultimate recovery. The calculations for the proved undeveloped reserves for the Milo #16 well are based on the volumetric map (exhibit 8 furnished) with the corresponding volumetric calculation (exhibit 9 furnished) of 1.2 BCF ultimate recovery from which it is also determined that a portion of the volumetric reserves assigned to the Milo #10 well will be produced by the Milo #16 well.

The calculations regarding proved undeveloped reserves for TGU #9-15 are based on the volumetric map (exhibit 10 furnished) with the corresponding volumetric calculation (exhibit 11 furnished) of 1.8 BCF ultimate recovery.

2.
Please provide the decline curve for the Ballard GRBG SA UT. Include the past production over time with the future production projection on the same graph. We note the reserves include the summation of 49 wells. Tell us if the operator completed all the wells in the same reservoir and if all 49 wells are active producers. Tell us if you evaluated all wells individually or as a composite group of wells and the reasons. Tell us when the wells were drilled and provide the history of remedial or workover activity. Tell us the percent water cut. Provide us with individual well decline curves if available as well as any evaluation based on cumulative oil produced versus water-oil ratio and cumulative oil versus oil rate. We may have further comments.

Securities and Exchange Commission
June 5, 2006

Response: We note the Staff’s comment and advise the Staff supplementally that we have furnished under separate cover the requested graphs of GRBG SA UT (exhibit 12).

Also, apparent on the same graph is the past production over time for the Ballard Grayburg San Andres Unit with the future production projection for the proved developed producing reserves. The 49 production wells were all completed in the Grayburg/San Andres unitized interval. There are several zones within the unitized interval. The interval is approximately 600 feet thick and consists of the Grayburg sands and San Andres dolomite. Historic oil production for the Ballard Unit is 5,756,877 barrels of oil and the ultimate recovery for the Ballard Unit proved producing reserves is 6,351,645 barrels of oil. Including 38 water injection wells along with the 49 production wells, the average projected recovery per well is 70,574 barrels of oil. All of the current wells have been drilled on 40 acre spacing and it is very typical to infill drill this reservoir on 20 and 10 acre spacing. Current wells were drilled between 1970 and 1997. Individual wells were evaluated in order to make a best determination regarding expected reserves and highest priority infill locations. Most of the remedial activity has been limited to small acid stimulations to contend with scale buildup in the production perforations. A re-frac workover was performed in 2005 that improved a 2 BOPD well to 15 BOPD. Currently, the average unit water cut percentage is 89%.

3.
We note that the wells in the Ballard Unit appear to average approximately 2 barrels of oil per day. Please provide us with the technical support for reasonable certainty that the 40 PUD locations will produce the 1 million barrels of gross reserves booked as proved. Also provide information on the most recently drilled wells on this property that justifies the assigning of an average initial rate of over 12 barrels of oil per day per well.

Response: We note the Staff’s comment and furnish to the Staff supplementally (exhibit 13) is a graph depicting 4 PUD wells for the Ballard Unit. The Ballard Unit consists of approximately 3000 acres. The 40 PUD locations are 20 acre infill locations drilled directly between existing producers within this unit. We have been informed by management of Tandem that this infill drilling is very typical for this area and this reservoir. Tandem management further informs us that it is known that current Ballard Unit individual well recoveries are 63,965 barrels of oil per well and projected ultimate recoveries per well is 70,574 barrels of oil; volumetric calculations indicate recoveries could be at least 150,000 barrels of oil per 40 acre location. This volumetric analysis along with the current per well low oil production rate is also an indicator that infill drilling drainage is necessary to recover the oil reserves. The PUD schedule shown is 25,000 barrels of oil per well ultimate recovery. A 64% discount was made to the projected ultimate recovery per well. The last infill wells drilled prior to Tandem taking over operations was in 1997. Reference to the PDP production graph indicates the production increase attributed to this drilling. An average initial rate for these wells was 40-50 barrels of oil per day. Management of Tandem has informed us that Tandem has just recently completed its first new well in the Ballard Unit and it is currently producing 50 barrels of oil per day and 12 barrels of water per day.

Securities and Exchange Commission
June 5, 2006

4.
We note the proved undeveloped reserves attributed to approximately 54 locations in the USM filed in Pecos County, Texas that appear to be operated by Arrowhead Operating, Inc. Please provide the certification that Arrowhead plans to drill these wells in the time frame you estimate and reconcile for us why you are not the operator in spite of the fact that you have a 100% working interest.

Response: We note the Staff’s comment and have provided an updated report from the Texas Railroad Commission records reflecting Tandem Energy Corporation as the operator (exhibit 14 furnished). This discrepancy occurred because the Texas Railroad Commission did not update records reflecting a change in ownership of said fields.

5.
We note the attribution of 1.3 million barrels of gross oil and 2.6 BCF of gross gas reserves from 54 locations in the USM field in Pecos, Texas. Please provide us the technical reasons these volumes of reserves meet the definition of proved reserves. We note the active wells on these properties appear to produce less than 1 barrel of oil per day. Please provide information on the most recent drilling on these properties that justifies assigning an initial rate of about 12 barrels per day per well for these 54 PUD locations as proved.

Response: We note the Staff’s the comment and have furnished supplementally we have furnished a graph (exhibits 15 and 16) depicting (2) 40 acre PUD wells and (7) 20 acre PUD wells for the USM field. The 54 PUD locations consist of (2) 40 acre and (52) 20 acre infill locations drilled directly between existing producers. Management of Tandem has informed us that this infill drilling is very typical for this area and this reservoir (Queen sands) and further advises that an adjacent unit producing from the same equivalent reservoir is currently being infilled on 10 acre spacing and waterflooded by Energen. Management of Tandem has indicated that it is generally known that current USM individual well recoveries are 39,665 barrels of oil per well and 97,144 mcf of gas per well and projected ultimate recoveries per well is 42,600 barrels of oil and 102,543 mcf of gas. Volumetric calculations indicate recoveries could be at least 120,000 barrels of oil per 40 acre location. This volumetric analysis along with the current per well low oil production rate is also an indicator that infill drilling drainage is necessary to recover the oil and gas reserves. The PUD schedule furnished shows 32,000 barrels of oil and 64,014 mcf of gas per well ultimate recovery per 40 acres and 24,000 barrels of oil and 48,043 mcf of gas per well ultimate recovery per 20 acres. A substantial discount was made to the projected ultimate recovery per well. The last infill wells drilled prior to Tandem taking over operations was 1983-86. The PDP production graph indicates a production increase attributed to this drilling. An average initial rate for these wells was 50-60 barrels of oil per day and 110-150 mcf of gas per day. A recent infill offset well completed by Energen had an initial production rate of 28 barrels of oil per day, 50 mcf of gas per day and 63 barrels of water per day.

Securities and Exchange Commission
June 5, 2006

6.
We note the PDP reserve estimate for the IRA Zone Unit of 549 MBP gross reserves for 240 producing wells. However, we note you forecast the wells to produce on average less than 1 BOPD in 2006 and then decline from there. Please explain why wells with such low productivity are reasonably certain to produce economically for approximately another 18 years. Please provide individual well performance graph over time with your forecasted future production annotated on each graph.

Response: We note the Staff’s comment and have furnished supplementally a graph (exhibit 17) of the past production and future production projections for the Ira 1700 foot Zone Unit PDP reserves supplied to us by management of Tandem. Management of Tandem has informed us that the Ira 1700 foot Zone Unit currently has 150 active production wells completed in the San Andres unitized interval and produces approximately 200 barrels of oil per day and 3,200 barrels of water per day. The wells produce from a 50 foot thick porous dolomite at a depth of approximately 1700 feet. Management of Tandem has further informed us that these shallow pumping wells have low operating costs and the equipment is quite small allowing for many wells with low productivity to equate to economically commercial production as a whole. Being a unit, all of the production is gathered at one site, also allowing for minimal operating costs. The production is reported for the entire unit and, as such, individual well production is not available. Periodic well tests are conducted to evaluate individual wells.

7.
We note the attribution of 2 million barrels of gross oil reserves from 80 PUD locations in the IRA Unit of Sharon Ridge field in Scurry, Texas. Please provide us the technical reasons these volumes of reserves meet the definition of proved reserves. We note this property has over 100 wells shut-in and the active wells produce less than one barrel of oil per day. In addition, please provide information on the most recent drilling results on this property that justifies an initial rate of over 10 BOPD per well for 80 wells as proved.

Response: We note the Staff ‘s comment and furnish to the Staff supplementally a graph (exhibit 18) depicting 12 PUD wells for the Ira 1700 foot Zone Unit. The Ira Unit consists of approximately 3,600 acres. The 80 PUD locations consist of infill locations drilled directly between existing producers within this unit. This infill drilling is very typical for this area and this reservoir (San Andres). According to management of Tandem, it is known that current Ira Unit individual well recoveries are 44,444 barrels of oil per well and projected ultimate recoveries per well is 45,664 barrels of oil. Volumetric calculations indicate recoveries could be at least 70,000 barrels of oil per 10 acre location. This volumetric analysis along with the current per well low oil production rate is also an indicator that infill drilling could recover the oil reserves. The PUD schedule included shows 25,000 barrels of oil per well ultimate recovery. The PUD reserves booked are 43% smaller than what has been historically recovered.

Securities and Exchange Commission
June 5, 2006

Management of Tandem has informed us that Tandem has recently completed 6 new wells on the Ira Unit, and expects the initial production rate to average 12-15 barrels oil per day per well. It should also be noted, that this field has had minimal development activity for approximately 20 years. Management of Tandem believes that substantial increases in production can be accomplished with improvements in water handling infrastructure that will increase the amount of water pumped into the reservoir.

Also, analysis by management of Tandem has indicated that Ira has 105 MMBO reserves in place and historical recovery has been approximately 20 MMBO and PDP plus PUD reserves booked at 2.5 MMBO, indicating a projected 21% recovery. Geologic analysis by management of Tandem has apparently indicated that expected recovery using existing waterflood techniques should be 28-32%, indicating additional reserves of 6.9 MMBO, even at the bottom end of the expected waterflood recovery range. Tandem has field work currently underway to expand the water injection capacity with intentions of higher fluid production, hence higher oil production.

We believe that the foregoing and the revisions contained in Amendment No. 1 to the Preliminary Proxy Statement address each of the Staff’s concerns as indicated in its comment letters. Please do not hesitate to contact me (973-643-5159) or Michele F. Vaillant of this office (973-643-5093) should you have any questions or comments regarding the foregoing.

Very truly yours,

/s/ Elizer M. Helfgott
Elizer M. Helfgott

cc:    Angela Halac
John Zitko
Mike Karney
James Murphy
Securities and Exchange Commission
Mark Nordlicht
Barry Kostiner
Platinum Energy Resources, Inc.
Tim Culp
Michael Cunningham
Tandem Energy Holdings, Inc.
Phillip A. Wylie, Esq.
Snell, Wylie & Tibbals